

NuCO2

BEVERAGE CARBONATION MADE EASY

2006 ANNUAL REPORT

GIVING OUR CUSTOMERS THE FORMULA FOR SUCCESS

QUICK SERVE RESTAURANTS: Arby's, Boston Market, Burger King, Captain D's, Carl's Jr., Checker's Drive-in, Chick-Fil-A, Chipotle Grille, Church's Chicken, Dairy Queen, El Pollo Loco, Hardee's, KFC, Krystal, McDonald's, Panera Bread, Papa Gino's, Pizza Hut, Quizno's Classic Subs, Sbarro, Subway, Sonic Drive-in, Steak' n Shake, Taco Bell, Wendy's, White Castle, **CASUAL DINNER HOUSES:** Applebee's, Bahama Breeze, Carrabba's, Cheesecake Factory, Chili's, Dan Pablo's, Friendly's Restaurant, Hard Rock Café, Hometown Buffet, Landry's, Longhorn Steakhouse, Outback Steakhouse, Perkins Family Restaurant, Pizzeria Uno, Ponderosa Steak House, Red Lobster/Olive Garden, Red Robin, Romano's Macaroni Grill, Ruby Tuesday, Ryan's Family Steak House, Shoney's, **CONVENIENCE/PETROLEUM:** 7-Eleven, Am/Pm, BP/Amoco, Casey's, Chevron/Texaco, Circle K, Conoco, Cumberland Farms, ExxonMobil, Phillips 66, Pilot Travel Centers, Racetrac Petroleum, Shell, Speedway/Starvin Marvin, Tom Thumb, **CONTRACT FEEDERS:** ARAmark, Compass, Group Host Marriott, Sodexho Operations, **RETAILERS:** BJ's Wholesale, Costco, Sam's Club, Target, Wal-Mart, **SPORTS VENUES:** AMF Bowling Centers, Brunswick Recreation Centers, Derby Lane, Georgia Dome, Madison Square Garden, ProPlayer Stadium, Raymond James Stadium, Staples Center, **THEME PARKS:** Six Flags, Universal Studios Florida, Walt Disney World, Wet' N Wild, White Waters, **MOVIE THEATRES:** AMC, Carmike, Cobb Theatres, Regal Cinemas, Wallace Theatres

NuCO$_2$ Inc. is the nation's leading supplier of bulk CO_2 systems and bulk CO_2 for carbonating fountain beverages. We are the first and only company to operate a national network of service locations with virtually all of the fountain beverage users in the continental United States located within our current service area. **A pioneer in the use of bulk CO_2 technology** for the foodservice and hospitality industry, we are the driving force in the transformation from high-pressure CO_2, the customary method of carbonating fountain beverages, to bulk CO_2. It is a relatively new technology with clear advantages over high-pressure CO_2, such as consistent and improved beverage quality, increased product yields, reduced employee handling and storage requirements, greater productivity, elimination of downtime and product waste, as well as enhanced safety.

TO OUR SHAREHOLDERS:

Fiscal 2006 was another year of solid progress for $NuCO_2$. Our Company's value proposition is built around delivering the highest purity product, beverage grade CO_2, in a prompt, timely, efficient manner, and providing impeccable service so that our customers' soft drink fountains operate smoothly and uninterruptedly. We have set the bar high throughout our organization and in the marketplace, and I am pleased to report that our efforts, along with the enthusiastic response of our employees, are enabling our Company to achieve impressive results.

At the close of the year, we were servicing 113,000 food establishments, across a range of quick service, casual dining, convenience stores, movie theaters and amusement parks operated by national chains and individual family-owned stores. This represents a growth of 59% in units serviced over the past five years, a time-span that includes a period when $NuCO_2$ went into a deliberate slowdown in order to implement practices and procedures that would produce results commensurate with the growth potential of our market. No less important, we have made important strides in improving productivity through better training, distribution systems, and increasing density that enables us to make deliveries utilizing the most efficient routes that save time and fuel.

The market for bulk CO_2 continues to provide significant opportunity for growth, reflecting thousands of businesses that have yet to avail themselves of the efficiencies and economics inherent in bulk CO_2 usage, and also the continued, sustained year-after-year expansion of the restaurant industry itself. As the largest and only national supplier of bulk CO_2 systems, our company is strongly positioned to capitalize on this market through both organic growth and strategic acquisitions.

This past year we continued our focus on operational performance through investments in new and better logistics technology, delivery vehicles and depots, expanded training and strengthening our staff, and enhancing marketing and sales. The Company's strong, disciplined finances have enabled us to fund our growth and these programs from operating cash, while at the same time paying down debt and effecting acquisitions.

The year, in short, reflected many significant accomplishments.

ACQUISITIONS

While our revenue growth plan is focused on continuous growth in organic bookings, we are also targeting selected acquisitions of existing competitive bulk CO_2 customers located within or near to our nationwide route structure. Thus, as fiscal 2006 got underway, we began integration of 1,100 bulk CO_2 beverage customers purchased from Coca-Cola Enterprises Inc. in June 2005. These customers were in the states of Illinois, Indiana, Kentucky and Ohio. This was followed by the September 2005 acquisition of 2,500 bulk and high pressure accounts, as well as related assets, of Bay Area Equipment Co., Inc. Bay Area Equipment had a major presence in greater San Francisco, including coverage throughout much of the Northern California market. It dovetailed neatly with three existing NuCO_2 depots in Hayward, Fresno and Sacramento, CA, further strengthening productivity through enhanced density in these regions. In June 2006, we purchased an additional 3,000 bulk CO_2 customers from Coca-Cola Enterprises further expanding our presence in the Midwestern U.S. area.

MARKETING AND SALES

Our marketing and sales programs were placed under the leadership of John (Jack) E. Wilson, who joined us in June 2005 in a new position as Executive Vice President and Chief Customer Officer, after having spent a highly successful 25-year career as a senior executive with The Coca-Cola Company's fountain beverage division and later a consultant on sales and growth strategies. Jack, who also once served as a Board member of NuCO_2, has effected a significant changeover this past year in our sales force through the introduction of new compensation structures which enables the Company to attract and retain the highest quality sales staff. Approximately half of our territory sales workforce is represented by the new program, with most of the new salespeople having been added in the third and fourth quarters of fiscal 2006. Since several months are required for training the new personnel, the benefits of the transition are expected to be reflected more fully in fiscal 2007.

OPERATIONS

On the operating front, additional significant actions aimed at increasing quality and efficiency also have been effected. A total of eight new depots have been added to enhance delivery performance and reduce delivery time, bringing the total to 125 depots nationwide. Meanwhile, we have successfully rolled out our new truck design, which will result in easier, safer and more economic deliveries. New routing technology was developed and will be implemented in the current year to materially upgrade our ability to efficiently integrate new customers and create improved distribution productivity from our existing customer base. A new handheld PDA system used to electronically connect our drivers and logistics system went operative nationally this past year, enhancing efficiency in delivery frequency, payload and mileage. Our customer service and call center has been converted to a unified and more flexible platform that upgrades call response time, provides for more prompt response to call load variations and will be of immense value in deploying calls to alternate centers in the event of outages, such as from hurricanes. A new IT data center remote from our business headquarters in Stuart, Florida, has been installed to create full back-up and continuity, especially in the event of emergencies.

MASTER SERVICE AGREEMENTS (MSA)

Our MSA program, building national and regional contract relationships with foodservice chains, continues to expand. Under it we have built a strong connection with many of the major restaurant brands that adopt our program for their company-owned units while designating NuCO$_2$ as the preferred supplier to their franchisees. The attraction in almost every case is not only our high level of nationwide service, but also the assured delivery of traceable high quality beverage grade CO_2 and centralized billing that eliminates tedious multiple-unit paperwork. In all, to date, our master service agreements cover 84 restaurant concepts, including 52,000 customer locations, with another 44,000 potential sites where we are designated as a preferred supplier. Last year, we signed 17 concepts under new MSAs. Among our most recent additions were such familiar brands as Bennigan's Grill & Tavern®, Steak and Ale®, Bonanza® and Ponderosa® Steakhouses, International Dairy Queen, Ruby Tuesday and Costco.

OVERVIEW

We rounded out fiscal 2006 with net customer additions of 13,275, including 12,200 organic activations and 5,600 acquired accounts before attrition, which improved to 4.5% of total customers, compared to 5% in fiscal 2005.

Revenue for fiscal 2006 amounted to $116.2 million, up over 19% from the prior year. For the same period EBITDA (excluding non-cash stock option expense) increased by 16% including the impact of Hurricane Katrina which reduced operating earnings by more than $1 million. Our EBITDA growth before this special charge would have reached our original goal of 20% over prior year. On a comparable basis, our GAAP EPS improved from 35 cents (excluding the effect of debt and equity financing costs, a favorable tax adjustment and stock option expense) in fiscal 2005 to 65 cents in fiscal 2006.

Our outlook is bright and our commitment is strong as we continue to build NuCO$_2$ to realize the potential of a significant market opportunity and to enable strong long-term revenue, profit and cash growth.

Our many achievements would not be possible without the support and commitment of our loyal employees, our customers, the members of our Board of Directors and, surely not least, our shareholders. We thank you and express our very deep appreciation.

Sincerely,

Michael E. DeDomenico

Chairman and CEO

'06

F

Financial Section

FINANCIAL DATA

SELECTED FINANCIAL DATA

(In thousands, except per share and Operating Data)

The Selected Financial Data set forth below reflect our historical results of operations, financial condition and operating data for the periods indicated and should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

Fiscal Year Ended June 30,	2006	2005*	2004*	2003*	2002*
INCOME STATEMENT DATA:					
Product sales	$ 75,959	$ 60,518	$ 49,115	$ 45,027	$ 45,267
Equipment rentals	40,237	36,822	31,721	29,382	27,045
Total revenues	116,196	97,340	80,836	74,409	72,312
Cost of products sold, excluding depreciation and amortization	49,397	41,278	33,883	32,047	31,903
Cost of equipment rentals, excluding depreciation and amortization	3,086	2,391	2,345	3,513	3,595
Selling, general and administrative expenses	24,146	17,020	15,722	17,484	17,614
Depreciation and amortization	18,333	16,484	15,234	17,167	16,319
Loss on asset disposal	1,733	1,332	1,242	1,650	4,654
Operating income (loss)	19,501	18,835	12,410	2,548	(1,773)
Loss on early extinguishment of debt	—	5,817	1,964	—	796
Unrealized loss on financial instrument	(177)	—	177	—	—
Interest expense	1,989	6,985	7,947	7,487	8,402
Net income (loss) before income taxes	17,689	6,033	2,322	(4,939)	(10,971)
Provision for (benefit from) income taxes	7,341	(19,558)	142	—	—
Net income (loss)	$ 10,348	$ 25,591	$ 2,180	$ (4,939)	$ (10,971)
Net income (loss) per basic common share	$ 0.67	$ 1.98	$ 0.13	$ (0.54)	$ (1.32)
Net income (loss) per diluted common share	$ 0.65	$ 1.79	$ 0.12	$ (0.54)	$ (1.32)
Weighted average shares outstanding—basic	15,427	12,808	10,689	10,396	8,742
Weighted average shares outstanding—diluted	15,997	14,295	11,822	10,396	8,742
OTHER DATA:					
EBITDA[1]	$ 37,834	$ 35,319	$ 27,644	$ 19,715	$ 14,546
Total company owned bulk CO_2 systems serviced	93,000	82,000	68,000	63,000	61,000
Customer owned bulk CO_2 systems serviced	18,000	16,000	12,000	11,000	9,000
Total bulk CO_2 systems serviced	111,000	98,000	80,000	74,000	70,000
Total high pressure CO_2 customers	2,000	1,000	1,000	1,000	1,000
Total customers	113,000	99,000	81,000	75,000	71,000
Stationary depots	113	103	97	91	76
Mobile depots	12	14	11	10	22
Bulk CO_2 trucks	230	203	173	168	161
Technical service vehicles	117	92	83	73	76
High pressure cylinder delivery trucks	3	—	—	—	—
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 341	$ 968	$ 505	$ 455	$ 1,562
Total assets	199,007	173,132	128,502	125,846	132,638
Total debt (including short-term debt)	35,450	32,000	66,173	70,529	87,660
Redeemable preferred stock	—	—	10,021	9,258	8,552
Total shareholders' equity	146,924	129,184	40,756	34,936	25,219

*Restated to conform to current year presentation.

(1) RECONCILIATION OF GAAP AND EBITDA

Fiscal Year Ended June 30,	2006	2005	2004	2003	2002
Net Income (loss)	$ 10,348	$ 25,591	$ 2,180	$ (4,939)	$(10,971)
Interest expense	1,989	6,985	7,947	7,487	8,402
Depreciation and amortization	18,333	16,484	15,234	17,167	16,319
Provision for (benefit from) income taxes	7,341	(19,558)	142	—	—
Unrealized loss on financial instrument	(177)	—	177	—	—
Loss on early extinguishment of debt	—	5,817	1,964	—	796
EBITDA	$ 37,834	$ 35,319	$ 27,644	$ 19,715	$ 14,546
Cash flows provided by (used in):					
Operating activities	$ 33,578	$ 29,651	$ 21,657	$ 15,826	$ 10,858
Investing activities	$(41,682)	$(38,781)	$(16,595)	$(13,891)	$(12,817)
Financing activities	$ 7,477	$ 9,593	$ (5,012)	$ (3,042)	$ 2,895

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industry in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements.

Overview

We believe we are the leading supplier of bulk CO_2 systems and bulk CO^2 for carbonating fountain beverages in the United States based on the number of bulk CO_2 systems leased to customers and the only company in our industry to operate a national network of bulk CO_2 service locations. As of June 30, 2006, we operated a national network of 125 service locations servicing approximately 113,000 customer locations in 45 states. Currently, virtually all fountain beverage users in the continental United States are within our present service area. On October 1, 2004, we purchased the bulk CO_2 beverage carbonation business of Pain Enterprises, Inc. The transaction involved the acquisition of approximately 9,000 customer accounts, including approximately 6,300 tanks in service, vehicles, parts, and supplies. On September 30, 2005, we purchased the beverage carbonation business in northern California of Bay Area Equipment Co., Inc. We acquired approximately 2,500 customer accounts, including 1,000 tanks in service, vehicles, parts, and supplies. In addition, on June 30, 2006, we acquired the bulk CO_2 beverage carbonation business in 18 states in the southwest and midwest, as well as parts of the southeast, of Coca-Cola Enterprises Inc. We acquired approximately 3,000 accounts, including 2,400 tanks in service. These acquisitions provide further penetration and operating efficiencies in markets in which we operate.

We market our bulk CO_2 products and services to large customers such as restaurant and convenience store chains, movie theater operators, theme parks, resorts and sports venues. Our customers include many of the major national and regional chains throughout the United States. Our success in reaching multi-unit placement agreements is due in part to our national delivery system. We typically approach large chains on a corporate or regional level for approval to become the exclusive supplier of bulk CO_2 products and services on a national basis or within a designated territory. We then direct our sales efforts to the managers or owners of the individual or franchised operating units. Our relationships with chain customers in one geographic market frequently help us to establish service with these same chains when we expand into new markets. After accessing the chain accounts in a new market, we attempt to rapidly build route density by leasing bulk CO_2 systems to independent restaurants, convenience stores and theaters.

We have entered into master service agreements which include 85 restaurant and convenience store concepts that provide fountain beverages. These master service agreements generally provide for a commitment on the part of the operator for all of its currently owned locations and may also include future locations. We currently service approximately 52,000 chain and franchisee locations with chains that have signed master service agreements. We are actively working on expanding the number of master service agreements with numerous restaurant chains.

We believe that our future revenue growth, gains in gross margin and profitability will be dependent upon (1) increases in route density in our existing markets and the expansion and penetration of bulk CO_2 system installations in new market regions, both resulting from successful ongoing marketing, (2) improved operating efficiencies and (3) price increases. New multi-unit placement agreements combined with single-unit placements will drive improvements in achieving route density. We maintain a highly efficient route structure and establish additional service locations as service areas expand through geographic growth. Our entry into many states was accomplished largely through the acquisition of businesses having thinly developed route networks. We expect to benefit from route efficiencies and other economies of scale as we build our customer base in these states through intensive regional and local marketing initiatives. Greater density should also lead to enhanced utilization of vehicles and other fixed assets and the ability to spread fixed marketing and administrative costs over a broader revenue base.

Generally, our experience has been that as our service locations mature their gross profit margins improve as a result of business volume growth while fixed costs remain essentially unchanged. New service locations typically operate at low or negative gross margins in the early stages and detract from our highly profitable service locations in more mature markets. Accordingly, we believe that we are in position to build our customer base while maintaining and improving upon our superior levels of customer service, with minimal changes required to support our infrastructure. We continue to focus on improving operating effectiveness, increasing prices for our services and strengthening our workforce, and anticipate that these initiatives will contribute positively to all areas of our company.

General

Substantially all of our revenues have been derived from the rental of bulk CO_2 systems installed at customers' sites, the sale of bulk CO_2 and high pressure cylinder revenues. Revenues have grown from $72.3 million in fiscal 2002 to $116.2 million in fiscal 2006. We believe that our revenue base is stable due to the existence of long-term contracts with our customers, which generally rollover with a limited number expiring without renewal in any one year. Revenue growth is largely dependent on (1) the rate of new bulk CO_2 system installations, (2) the growth in bulk CO_2 sales and (3) price increases.

Cost of products sold is comprised of purchased CO_2 and vehicle and service location costs associated with the storage and delivery of CO_2. As of June 30, 2006, we operated a total of 347 specialized bulk CO_2 delivery vehicles and technical service vehicles that logged approximately 14 million miles in fiscal 2006. While significant increases in fuel prices impact our operating costs, such impact is largely offset by fuel surcharges billed to the majority of our customers. Consequently, while the impact on our gross profit and operating income is substantially mitigated, rising fuel prices do result in lower gross profit margins. Cost of equipment rentals is comprised of costs associated with customer equipment leases. Selling, general and administrative expenses consist of wages and benefits, dispatch and communications costs, as well as expenses associated with marketing, administration, accounting and employee training. Consistent with the capital intensive nature of our business, we incur significant depreciation and amortization expenses. These stem from the depreciation of our bulk CO_2 systems and related installation costs, amortization of deferred lease acquisition costs, and amortization of deferred financing costs and other intangible assets. With respect to company-owned bulk CO_2 systems, we capitalize installation costs based on a standard amount per installation that is associated with specific installations of such systems with customers under non-cancelable contracts and which would not be incurred but for a successful placement. All other service, marketing and administrative costs are expensed as incurred.

Since 1990, we have devoted significant resources to building a sales and marketing organization, adding administrative personnel and developing a national infrastructure to support the rapid growth in the number of our installed base of bulk CO_2 systems. The costs of this expansion and the significant depreciation expense recognized on our installed network have resulted in accumulated net losses of $19.8 million at June 30, 2006.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship which the various items bear to total revenues:

Fiscal Year Ended June 30,	2006	2005	2004
INCOME STATEMENT DATA:			
Product sales	65.4%	62.2%	60.8%
Equipment rentals	34.6	37.8	39.2
Total revenues	100.0	100.0	100.0
Cost of products sold, excluding depreciation and amortization	42.5	42.4	41.9
Cost of equipment rentals, excluding depreciation and amortization	2.7	2.5	2.9
Selling, general and administrative expenses	20.8	17.5	19.4
Depreciation and amortization	15.8	16.9	18.8
Loss on asset disposal	1.5	1.4	1.6
Operating income	16.8	19.3	15.4
Loss on early extinguishment of debt	—	6.0	2.5
Unrealized (gain) loss on financial instrument	(0.2)	—	0.2
Interest expense	1.7	7.1	9.8
Income before income taxes	15.2	6.2	2.9
Provision for (benefit from) income taxes	6.3	(20.1)	0.2
Net income	8.9%	26.3%	2.7%

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005

TOTAL REVENUES

Total revenues increased by $18.9 million, or 19.4%, from $97.3 million in 2005 to $116.2 million in 2006. Revenues derived from our bulk CO_2 service plans increased by $12.6 million, primarily due to an increase in the number of customer locations, while revenues derived from the sale of high pressure cylinder products, fuel surcharges, equipment sales and other revenues increased by $6.3 million. In addition, the Bay Area Equipment transaction generated revenues of $1.8 million in fiscal 2006. The number of customer locations utilizing our products and services increased from approximately 99,000 customers at June 30, 2005 to approximately 113,000 customers at June 30, 2006, due primarily to organic growth and the acquisition of approximately 2,500 customer accounts from Bay Area Equipment on September 30, 2005 and 3,000 customer accounts from Coca-Cola Enterprises Inc. on June 30, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage relationship which our service plans bear to total revenues:

Fiscal Year Ended June 30,	2006	2005
Service Plan		
Bulk budget plan[1]	52.8%	57.0%
Equipment lease/product purchase plan[2]	16.5	15.4
Product purchase plan[3]	10.3	9.7
High pressure cylinder[4]	5.3	5.7
Other revenues[5]	15.1	12.2
	100.0%	100.0%

[1] Combined fee for bulk CO_2 tank and bulk CO_2.
[2] Fee for bulk CO_2 tank and, separately, bulk CO_2 usage.
[3] Bulk CO_2 only.
[4] High pressure CO_2 cylinders and non-CO_2 gases.
[5] Surcharges and other charges.

Product Sales—Revenues derived from the product sales portion of our service plans increased by $15.4 million, or 25.5%, from $60.5 million in 2005 to $76.0 million in 2006. The increase in revenues is primarily due to a 14.3% increase in the average number of customer locations serviced combined with a 4.8% increase in the quantity of CO_2 sold to the average customer due in large part to the customers acquired in the Pain Enterprises transaction on October 1, 2004, the Bay Area Equipment transaction on September 30, 2005, and the impact of new customer locations activated under master service agreements. In addition, sales of products and services other than bulk CO_2 increased by $6.3 million due in large part to an increase in revenues derived from cylinder products, fuel surcharges, equipment sales and other revenues.

Equipment Rentals—Revenues derived from the lease portion of our service plans increased by $3.4 million, or 9.3%, from $36.8 million in 2005 to $40.2 million in 2006, primarily due to a 13.6% increase in the average number of customer locations leasing equipment from us, the impact of the Pain Enterprises and Bay Area Equipment transactions, and price increases to a significant number of our customers consistent with the Consumer Price Index, offset by incentive pricing provided to multiple national restaurant organizations utilizing our equipment under the bulk budget plan and equipment lease/product purchase plans pursuant to master service agreements. The number of customer locations renting equipment from us increased from approximately 82,000 at June 30, 2005 to approximately 93,000 at June 30, 2006.

COST OF PRODUCTS SOLD, EXCLUDING DEPRECIATION AND AMORTIZATION

Cost of products sold, excluding depreciation and amortization, increased from $41.3 million in 2005 to $49.4 million in 2006, while decreasing as a percentage of product sales revenue from 68.2% to 65.0%.

Product costs increased by $3.9 million from $15.5 million in 2005 to $19.4 million in 2006. The base price with our primary supplier of CO_2 increased by the Producer Price Index, while the volume of CO_2 sold by us increased 19.0%, primarily due to a 14.3% increase in our average customer base and a 4.8% increase in CO_2 sold to these customers. The increase in the quantity of CO_2 sold to the average customer is due in large part to the impact of the Pain Enterprises transaction on October 1, 2004, the Bay Area Equipment transaction on September 30, 2005, and master service agreements.

Operational costs, primarily wages and benefits related to cost of products sold, increased from $16.0 million in 2005 to $18.6 million in 2006, primarily due to a $1.9 million increase in route driver costs associated with an increased customer base. As of June 30, 2006, we had 352 drivers as compared to 332 at the same point last year and 270 at the end of fiscal 2004. Operational related costs also included costs directly related to the two major hurricanes to hit the southeastern United States in the first quarter of fiscal 2005.

Truck delivery expenses increased from $6.4 million in 2005 to $7.7 million in 2006 primarily due to the increased customer base and fuel costs. We have been able to continue to minimize the impact of increased fuel costs and variable lease costs associated with truck usage by continuing to improve efficiencies in the timing and routing of deliveries.

Occupancy and shop costs related to cost of products sold increased from $3.4 million in 2005 to $3.7 million in 2006.

COST OF EQUIPMENT RENTALS, EXCLUDING DEPRECIATION AND AMORTIZATION

Cost of equipment rentals, excluding depreciation and amortization, increased from $2.4 million in 2005 to $3.1 million in 2006 while increasing as a percentage of equipment rentals revenue from 6.5% to 7.7%. The increase in the cost of equipment rentals is primarily related to additional wages and transportation costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by $7.1 million from $17.0 million in 2005 to $24.1 million in 2006, while increasing as a percentage of total revenues from 17.5% in 2005 to 20.8% in 2006.

Selling related expenses increased by $1.3 million, from $3.6 million in 2005 to $4.9 million in 2006, primarily the result of the planned conversion of select independent sales representatives to salaried employees and expenses directed towards training, marketing and growth opportunities.

General and administrative expenses increased by $5.9 million, or 43.7%, from $13.4 million in 2005 to $19.3 million in 2006. We adopted SFAS No. 123-R, "*Share-Based Payments*" (SFAS 123-R) on July 1, 2005 (see Recent Accounting Pronouncements). As a result, share-based compensation expense was $3.3 million in 2006 with no comparable expense recorded in our statement of operations prior to the date of adoption. In addition, this increase was the result of the addition of our new Chief Customer Officer, wage increases, hurricane related expenses, and public company related expenses, including expenses related to the Sarbanes-Oxley Act.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased from $16.5 million in 2005 to $18.3 million in 2006. As a percentage of total revenues, depreciation and amortization expense decreased from 16.9% in 2005 to 15.8% in 2006.

Depreciation expense increased from $13.8 million in 2005 to $15.3 million in 2006. The increase was due in large part to the purchase and placement of bulk CO_2 tanks at customer sites and equipment from acquisitions.

Amortization expense increased from $2.7 million 2005 to $3.0 million 2006. The decrease in the amortization of certain deferred charges was offset by the increased amortization of intangible assets related to our acquisition activities over the last year, and deferred lease acquisition costs.

LOSS ON ASSET DISPOSAL

Loss on asset disposal increased from $1.3 million in 2005 to $1.7 million in 2006, increasing as a percentage of total revenues from 1.4% to 1.5%. The increase in expense is primarily related to the impact of Hurricane Katrina, a major hurricane, which directly or indirectly impacted our operations and assets in northwest Florida and in portions of Alabama, Louisiana and Mississippi.

OPERATING INCOME

For the reasons previously discussed, operating income increased by $0.7 million from $18.8 million in 2005 to $19.5 million in 2006. As a percentage of total revenues, operating income decreased from 19.3% to 16.8%.

LOSS ON EARLY EXTINGUISHMENT OF DEBT

In the fourth quarter of fiscal 2005, we accelerated the recognition of $2.4 million in deferred financing costs associated with the refinancing of our long-term debt. In addition, in connection with the repayment of our 16.3% Senior Subordinated Promissory Notes we incurred a prepayment penalty of $1.8 million and accelerated the recognition of the unamortized portion of the original issue discount associated with those notes, $1.6 million.

See "Liquidity and Capital Resources."

GAIN ON FINANCIAL INSTRUMENT

We use derivative instruments to manage exposure to interest rate risks. Our objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impact of this exposure. In order to reduce our exposure to increases in Eurodollar rates, and consequently to increases in interest payments, we entered into an interest rate swap transaction (the "Prior Swap") on October 2, 2003, in the amount of $20.0 million with an effective date of March 15, 2004 and a maturity date of September 15, 2005. As the Prior Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Prior Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $0.2 million was recognized in our statement of operations for the fiscal year ended June 30, 2004, reflecting the change in fair value of the Prior Swap from inception to the effective date. As of March 15, 2004, the Prior Swap met the requirements to be designated as a cash flow hedge and was deemed a highly effective transaction. Accordingly, we recorded the change in fair value of the Prior Swap from March 15, 2004 through September 15, 2005, as other comprehensive income, which was reversed upon the termination of the Prior Swap in September 2005. In addition, upon termination of the Prior Swap, we reversed the unrealized loss of $0.2 million previously recognized in our statement of operations.

INTEREST EXPENSE

Interest expense decreased from $7.0 million in 2005 to $2.0 million in 2006, while the effective interest rate of our debt decreased from 10.4% per annum in 2005 to 5.9% per annum in 2006. This reduction was due to the redemption of our 16.3% Senior Subordinated Promissory Notes in April 2005 and the refinancing of our senior credit facility in May 2005. See "Liquidity and Capital Resources."

INCOME BEFORE PROVISION FOR INCOME TAXES

Primarily for the reasons described above under interest expense and the loss on early extinguishment of debt, income before provision for income taxes increased by 192.2%, from $6.0 million in 2005 to $17.7 million in 2006.

PROVISION FOR INCOME TAXES

During 2005 we recorded a $19.6 million income tax benefit as compared to a provision for income taxes of $7.3 million in 2006. As of June 30, 2005, after consideration of all available positive and negative evidence, we concluded that the deferred tax asset relating to our net operating loss carryforwards will more likely than not be realized in the future. Thus, the entire valuation allowance previously recorded was reversed as of that date. Accordingly, during the fiscal year ended June 30, 2006, we recognized a tax provision consistent with our effective tax rate. However, while we anticipate continuing to recognize a full tax provision in future periods, we expect to pay only AMT and state/local taxes until such time that our net operating loss carryforwards are fully utilized.

As of June 30, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $102 million and for state purposes in varying amounts. The net operating loss carryforwards are available to offset future taxable income, if any, through June 2025. If an "ownership change" for federal income tax purposes were to occur in the future, our ability to use our pre-ownership change federal and state net operating loss carryforwards (and certain built-in losses, if any) would be subject to an annual usage limitation, which under certain circumstances may prevent us from being able to utilize a portion of such loss carryforwards in future tax periods and may reduce our after-tax cash flow.

Deferred income taxes reflect the benefits of net operating loss carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our deferred tax assets include the benefit of loss carryforwards incurred through fiscal 2005. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Among other matters, realization of the entire deferred tax asset is dependent on our ability to generate sufficient taxable income prior to the expiration of the carryforwards. In order to utilize the entire deferred tax asset we will need to generate taxable income of approximately $111 million. We will continue to evaluate whether or not our net deferred tax assets will be fully realized prior to expiration. Should it become more likely than not that all or a portion of the net deferred tax assets will not be realized a valuation allowance will be recorded.

NET INCOME

For the reasons described above, net income decreased from $25.6 million in 2005 to $10.3 million in 2006.

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lender also uses EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

EBITDA, as set forth in the table below (in thousands), increased by $2.5 million, from $35.3 million in 2006 to $37.8 million in 2006, while decreasing as a percentage of total revenues from 36.3% to 32.6%. EBITDA in 2006 includes the $3.3 million impact of the adoption of SFAS 123-R in July 2005.

Fiscal Year Ended June 30,	2006	2005
Net income	$ 10,348	$ 25,591
Interest expense	1,989	6,985
Depreciation and amortization	18,333	16,484
Provision for (benefit from) income taxes	7,341	(19,558)
Gain on financial instrument	(177)	—
Loss on early extinguishment of debt	—	5,817
EBITDA	$ 37,834	$ 35,319
Cash flows provided by (used in):		
Operating activities	$ 33,578	$ 29,651
Investing activities	$(41,682)	$(38,781)
Financing activities	$ 7,477	$ 9,593

Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004

TOTAL REVENUES

Total revenues increased by $16.5 million, or 20.4%, from $80.8 million in 2004 to $97.3 million in 2005. Revenues derived from our bulk CO_2 service plans increased by $13.9 million, primarily due to an increase in the number of customer locations. During the year, the number of customer locations utilizing our bulk CO_2 services increased from 80,000 customers at June 30, 2004 to 98,000 at June 30, 2005, due to strong organic growth and the purchase of approximately 9,000 customer locations from Pain Enterprises, Inc. on October 1, 2004 which generated revenues of $7.3 million in 2005. In addition, revenues derived from the sale of high pressure cylinder products, fuel surcharges, and other revenues increased by $2.6 million.

The following table sets forth, for the periods indicated, the percentage relationship which our service plans bear to total revenues:

Fiscal Year Ended June 30,	2005	2004
Service Plan		
Bulk budget plan[1]	57.0%	61.5%
Equipment lease/product purchase plan[2]	15.4	12.0
Product purchase plan[3]	9.7	8.8
High pressure cylinder[4]	5.7	6.0
Other revenues[5]	12.2	11.7
	100.0%	100.0%

[1] Combined fee for bulk CO_2 tank and bulk CO_2.
[2] Fee for bulk CO_2 tank and, separately, bulk CO_2 usage.
[3] Bulk CO_2 only.
[4] High pressure CO_2 cylinders and non-CO_2 gases.
[5] Surcharges and other charges.

The high pressure cylinder category includes all high pressure cylinder rental and gas related revenues, including those revenues for high pressure cylinders provided as a peripheral product to customers utilizing a bulk CO_2 plan and those customers that use only high pressure cylinders. During fiscal 2002, we adopted a plan to phase out those customers that use only high pressure cylinders and who do not utilize one of our bulk CO_2 service plans. Revenues derived from our stand-alone high pressure cylinder customers may not be fully eliminated from our ongoing revenues inasmuch as our goal is to convert these customers to a bulk CO_2 service plan. Accordingly, the expected declining revenues derived from stand-alone high pressure cylinder customers are not expected to have a material impact on our results of operations.

Product Sales—Revenues derived from the product sales portion of our service plans increased by $11.4 million, or 23.2%, from $49.1 million in 2004 to $60.5 million in 2005. The increase in revenues is primarily due to a 17.7% increase in the average number of customer locations serviced combined with an increase in CO_2 sold to the average customer. In addition, the sales of products and services other than bulk CO_2 increased by $2.6 million due in large part to an increase in revenues derived from cylinder products, fuel surcharges and other revenues.

Equipment Rentals—Revenues derived from the lease portion of our service plans increased by $5.1 million, or 16.1%, from $31.7 million in 2004 to $36.8 million in 2005, primarily due to a 16.8% increase in the average number of customer locations leasing equipment from us and price increases to a significant number of our customers consistent with the Consumer Price Index, offset by incentive pricing provided to multiple national restaurant organizations utilizing our equipment under the bulk budget plan and equipment lease/product purchase plans pursuant to master service agreements. The number of customer locations renting equipment from us increased from 68,000 at June 30, 2004 to 82,000 at June 30, 2005, due to strong organic growth and the purchase of approximately 6,300 customer locations utilizing equipment rental plans from Pain Enterprises, Inc. on October 1, 2004.

COST OF PRODUCTS SOLD, EXCLUDING DEPRECIATION AND AMORTIZATION

Cost of products sold, excluding depreciation and amortization, increased from $33.9 million in 2004 to $41.3 million in 2005, while decreasing as a percentage of product sales revenue from 69.0% to 68.2%.

Product costs increased by $3.1 million from $12.3 million in 2004 to $15.5 million in 2005. The base price with our primary supplier of CO_2 increased by the Producer Price Index, while the volume of CO_2 sold by us increased 25.2%, primarily due to a 17.7% increase in our average customer base and a 6.1% increase in CO_2 sold to these customers.

Operational costs, primarily wages and benefits related to cost of products sold, increased from $13.3 million in 2004 to $16.0 million in 2005, primarily due to a $2.4 million increase in route driver costs associated with an increased customer base. As of June 30, 2005, we had 332 drivers as compared to 270 at the same point last year.

Truck delivery expenses increased from $5.2 million in 2004 to $6.4 million in 2005 primarily due to the increased customer base and fuel costs. We have been able to minimize the impact of increased fuel costs and variable lease costs associated with truck usage by continuing to improve efficiencies in the timing and routing of deliveries. While total miles driven increased by 12.8% on an average customer base that increased by 17.7%, miles driven per average customer decreased 5.1%.

Occupancy and shop costs related to cost of products sold increased from $3.1 million in 2004 to $3.3 million in 2005.

COST OF EQUIPMENT RENTALS, EXCLUDING DEPRECIATION AND AMORTIZATION

Cost of equipment rentals, excluding depreciation and amortization, increased from $2.3 million in 2004 to $2.4 million in 2005 while decreasing as a percentage of equipment rentals revenue from 7.4% to 6.5%. The increase in the cost of equipment rental expense is primarily related to additional refurbishment expense associated with tanks acquired from Pain Enterprises, Inc. in October 2004, and the rental of bulk CO_2 equipment from third parties.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by $1.3 million from $15.7 million in 2004 to $17.0 million in 2005, while decreasing as a percentage of total revenues from 19.4% in 2004 to 17.5% in 2005.

Selling related expenses increased by $0.3 million, from $3.3 million in 2004 to $3.6 million in 2005, primarily the result of expenses directed towards training, marketing and growth opportunities.

General and administrative expenses increased by $1.0 million, or 7.9%, from $12.4 million in 2004 to $13.4 million in 2005. This increase was the result of acquisition integration, wage increases, provision for doubtful accounts, public company related expenses, including expenses related to the Sarbanes-Oxley Act of 2002, and expenses associated with the four hurricanes that impacted the southeastern United States in during the first quarter of fiscal 2005.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased from $15.2 million in 2004 to $16.5 million in 2005. As a percentage of total revenues, depreciation and amortization expense decreased from 18.8% in 2004 to 16.9% in 2005.

Depreciation expense increased from $13.2 million in 2004 to $13.8 million in 2005. An increase of approximately $0.5 million due to the purchase of tanks and equipment from Pain Enterprises, Inc., was offset by a $0.3 million decrease in depreciation associated with the shortened lives of certain small tanks that were partially impaired and scheduled to be phased out over a three to four year period commencing June 30, 2002.

Amortization expense increased from $2.0 million in 2004 to $2.7 million in 2005. This increase is due in large part to a $0.6 million increase in amortization associated with the acquisition of customer accounts and other intangible assets associated with the Pain Enterprises, Inc. transaction.

LOSS ON ASSET DISPOSAL

Loss on asset disposal increased from $1.2 million in 2004 to $1.3 million in 2005, decreasing as a percentage of total revenues from 1.6% to 1.4%.

OPERATING INCOME

For the reasons previously discussed, operating income increased by $6.4 million from $12.4 million in 2004 to $18.8 million in 2005. As a percentage of total revenues, operating income improved from 15.4% in 2004 to 19.3% in 2005.

LOSS ON EARLY EXTINGUISHMENT OF DEBT

In the first quarter of fiscal 2004, we accelerated the recognition of $1.5 million in deferred financing costs associated with the refinancing of our long-term debt. In addition, we accelerated the recognition of the unamortized portion of the original issue discount associated with our 12% Senior Subordinated Promissory Notes, $0.4 million, and paid $0.1 million in conjunction with the early termination of an interest rate swap agreement.

In the fourth quarter of fiscal 2005, we accelerated the recognition of $2.4 million in deferred financing costs associated with the refinancing of our long-term debt. In addition, in connection with the repayment of our 16.3% Senior Subordinated Promissory Notes we incurred a prepayment penalty of $1.8 million and accelerated the recognition of the unamortized portion of the original issue discount associated with those notes, $1.6 million.

See "Liquidity and Capital Resources."

UNREALIZED LOSS ON FINANCIAL INSTRUMENT

In order to reduce our exposure to increases in Eurodollar interest rates, and consequently to increases in interest payments, on October 2, 2003, we entered into an interest rate swap transaction (the "Swap") in the amount of $20.0 million (the "Notional Amount") with an effective date of March 15, 2004. Pursuant to the Swap, we pay a fixed interest rate of 2.12% per annum and receive a Eurodollar-based floating rate. The effect of the Swap is to neutralize any changes in Eurodollar rates on the Notional Amount. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $0.2 million was recognized in our results of operations for the three months ended March 31, 2004, reflecting the change in fair value of the Swap from inception to the effective date. As of March 31, 2004, the Swap met the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction.

INTEREST EXPENSE

Interest expense decreased from $7.9 million in 2004 to $7.0 million in 2005, while decreasing as a percentage of total revenues from 9.8% in 2004 to 7.1% in 2005. This reduction in expense was due in large part to repayment of our 16.3% Senior Subordinated Promissory Notes in April 2005 and the modification of our former senior borrowing facilities at more favorable rates in October 2004 in conjunction with the Pain Enterprises, Inc. transaction. See "Liquidity and Capital Resources."

The effective interest rate of our debt decreased from 11.4% in 2004 to 10.4% in 2005, with the weighted cost of borrowing on our outstanding debt as of June 30, 2005 being 4.8%.

INCOME BEFORE INCOME TAXES

For the reasons described above, income before income taxes increased from $2.3 million in 2004 to $6.0 million in 2005.

PROVISION FOR INCOME TAXES

As of June 30, 2005, after consideration of all available positive and negative evidence, we concluded that the deferred tax asset relating to our net operating loss carryforwards will more likely than not be realized in the future. Thus, the entire valuation allowance was reversed and reported as a component of the fiscal 2005 income tax provision. See "Critical Accounting Policies and Significant Estimates." Accordingly, we recognized a $19.6 income tax benefit in fiscal 2005. During fiscal 2004, we recognized $0.1 million for AMT and state/local taxes.

As of June 30, 2005, we had net operating loss carryforwards for federal income tax purposes of approximately $114 million and for state purposes in varying amounts, which are available to offset federal taxable income, if any, in varying amounts through June 2025. If an "ownership change" for federal income tax purposes were to occur in the future, our ability to use our pre-ownership change federal and state net operating loss carryforwards (and certain built-in losses, if any) would be subject to an annual usage limitation, which under certain circumstances may prevent us from being able to utilize a portion of such loss carryforwards in future tax periods and may reduce our after-tax cash flow. In addition, a portion of our future taxable income may be subject to the alternative minimum tax ("AMT").

NET INCOME

For the reasons described above, net income increased from $2.2 million 2004 to $25.6 million in 2005.

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

EBITDA, as set forth in the table below (in thousands), increased by $7.7 million, or 27.8%, from $27.6 million in 2004 to $35.3 million in 2005 and increased as a percentage of total revenues from 34.2% to 36.3%.

Fiscal Year Ended June 30,	2005	2004
Net income	$ 25,591	$ 2,180
Interest expense	6,985	7,947
Depreciation and amortization	16,484	15,234
Provision for (benefit from) income taxes	(19,558)	142
Unrealized loss on financial instrument	—	177
Loss on early extinguishment of debt	5,817	1,964
EBITDA	$ 35,319	$ 27,644
Cash flows provided by (used in):		
Operating activities	$ 29,651	$ 21,657
Investing activities	$(38,781)	$(16,595)
Financing activities	$ 9,593	$ (5,012)

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board ("FASB") issued, SFAS No. 154, "*Accounting for Changes and Error Corrections*" ("SFAS 154"). SFAS 154 applies to accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 replaces APB Opinion No. 20, "*Accounting Changes*," and SFAS No. 3, "*Reporting Accounting Changes in Interim Financial Statements*," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle, as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The adoption of SFAS 154 will not have a material impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued Interpretation No. 47, "*Accounting for Conditional Asset Retirement Obligations—an interpretation of SFAS No. 143*" ("FIN 47"), effective no later than the end of fiscal years ending after December 15, 2005. This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, "*Accounting for Asset Retirement Obligations*" ("SFAS 143"), refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The adoption of FIN 47 had no material impact on our financial position, results of operations or cash flows.

In June 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109"* ("FIN 48"), effective for fiscal years beginning after December 15, 2006; however, early adoption is encouraged. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS 109"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 will not have a material impact on our financial position, results of operations, or cash flows.

In December 2004, the FASB revised SFAS No. 123 through the issuance of SFAS 123-R *"Share-Based Payments"* ("SFAS 123-R"). SFAS 123-R supersedes APB 25 and its related implementation guidance. SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair value and vesting schedule. However, SFAS 123-R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and EITF Issue No. 96-18, *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."* We adopted SFAS 123-R effective with the fiscal quarter beginning July 1, 2005 on a "modified prospective basis," and accordingly, pro forma disclosure of net income and earnings per share is no longer an alternative to recognition in the statement of operations.

The modified prospective application applies to new awards and to awards modified, repurchased, or cancelled on or after the effective date of July 1, 2005. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the effective date shall be recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of awards shall be based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under SFAS 123. Changes to the grant-date fair value of equity awards granted before the required effective date of this Statement are precluded. In addition, the compensation cost for those earlier awards shall be attributed to periods beginning on or after the required effective date of SFAS 123-R using the attribution method that was used under SFAS 123 except that the method of recognizing forfeitures only as they occur shall not be continued.

In November 2005, the FASB issued FSP FAS 123R-3, *"Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,"* to provide an alternate transition method for the implementation of SFAS 123. Because some entities do not have, and may not be able to re-create, information about the net excess tax benefits that would have qualified as such had those entities adopted SFAS 123 for recognition purposes, this FSP provides an elective alternative transition method. This method comprises (a) a computational component that establishes a beginning balance of the additional paid-in capital pool ("APIC pool") related to employee compensation and (b) a simplified method to determine the subsequent impact on the APIC pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123-R. We adopted the simplified method set forth in this FSP to determine its APIC pool.

On July 1, 2003, we adopted EITF Issue No. 00-21, *"Revenue Arrangements with Multiple Deliverables"* ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. As of June 30, 2006, approximately 70,000 of our customer locations utilized a plan agreement that provides for a fixed monthly payment to cover the use of a bulk CO_2 system and a predetermined maximum quantity of CO_2 ("budget plan"). Prior to July 1, 2003, as lessor, we recognized revenue from leasing CO_2 systems under our budget plan agreements on a straight-line basis over the life of the related leases. We have developed a methodology for the purpose of separating the aggregate revenue stream between the rental of the equipment and the sale of the CO_2. Effective July 1, 2003, revenue attributable to the lease of equipment, including equipment leased under the budget plan, is recorded on a straight-line basis over the term of the lease and revenue attributable to the supply of CO_2 and other gases, including CO_2 provided under the budget plan, is recorded upon delivery to the customer. See "Critical Accounting Policies and Significant Estimates."

We elected to apply EITF 00-21 retroactively to all budget plan agreements in existence as of July 1, 2003. Based on our analysis, the aggregate amount of CO_2 actually delivered under budget plans during the quarter ended June 30, 2003 was not materially different than the corresponding portion of the fixed charges attributable to CO_2. Accordingly, we believe the cumulative effect of the adoption of EITF 00-21 as of July 1, 2003 was not significant.

Liquidity and Capital Resources

Our cash requirements consist principally of (1) capital expenditures associated with purchasing and placing new bulk CO_2 systems into service at customers' sites; (2) payments of principal and interest on outstanding indebtedness; and (3) working capital. Whenever possible, we seek to obtain the use of vehicles, land, buildings, and other office and service equipment under operating leases as a means of conserving capital. We anticipate making cash capital expenditures of approximately $30.0 million for internal growth over the next twelve months, primarily for purchases of bulk CO_2 systems for new customers.

In addition to capital expenditures related to internal growth, we review opportunities to acquire bulk CO_2 service accounts, and may require cash in an amount dictated by the scale and terms of any such transactions. On October 1, 2004, we purchased the bulk CO_2 beverage carbonation business of privately-owned Pain Enterprises, Inc., of Bloomington, Indiana, for total cash consideration of $15.7 million. The transaction involved the acquisition of approximately 9,000 customer accounts, including approximately 6,300 tanks in service, vehicles, parts, and supplies. On September 30, 2005, we purchased the beverage carbonation business of Bay Area Equipment Co., Inc., for total consideration of $5.2 million. The transaction involved the acquisition of approximately 2,500 customer accounts, including 1,000 tanks in service, vehicles, parts, and supplies. In addition, on June 30, 2006, we acquired a portion of the beverage carbonation business of Coca-Cola Enterprises Inc., for total consideration of $5.0 million. The acquisition involved approximately 3,000 accounts, including 2,400 tanks in service.

LONG-TERM DEBT

On August 25, 2003, we terminated our former credit facility and entered into a $50.0 million senior credit facility with a syndicate of banks (the "Senior Credit Facility"). The Senior Credit Facility initially consisted of a $30.0 million A term loan facility (the "A Term Loan"), a $10.0 million B term loan facility (the "B Term Loan"), and a $10.0 million revolving loan facility (the "Revolving Loan Facility"). On October 1, 2004, in conjunction with the Pain Enterprises, Inc. transaction, the Senior Credit Facility was amended to, among other things, increase the B Term Loan to $23.0 million and to modify certain financial covenants. The A Term Loan and Revolving Loan Facility were due to mature on August 25, 2007, while the B Term Loan was due to mature on August 25, 2008. We were entitled to select either Eurodollar Loans (as defined) or Base Rate Loans (as defined), plus applicable margin, for principal borrowings under the Senior Credit Facility. Applicable margin was determined by a pricing grid based on our Consolidated Total Leverage Ratio (as defined). The Senior Credit Facility was collateralized by all of our assets. Additionally, we were precluded from declaring or paying any cash dividends.

We were also required to meet certain affirmative and negative covenants, including but not limited to financial covenants. We were required to assess our compliance with these financial covenants under the Senior Credit Facility on a quarterly basis. These financial covenants were based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would have placed us in default and caused the debt outstanding under the Senior Credit Facility to immediately become due and payable. We were in compliance with all covenants under the Senior Credit Facility as of September 30, 2003 and all subsequent quarters up to and including March 31, 2005.

On May 27, 2005, we terminated the Senior Credit Facility and entered into a $60.0 million revolving credit facility with Bank of America, N.A. (the "2005 Credit Facility"). The 2005 Credit Facility matures on May 27, 2010. We are entitled to select either Base Rate Loans (as defined) or Eurodollar Rate Loans (as defined), plus applicable margin, for principal borrowings under the 2005 Credit Facility. Applicable margin is determined by a pricing grid, as amended in March 2006, based on our Consolidated Leverage Ratio (as defined) as follows:

Pricing Level	Consolidated Leverage Ratio	Eurodollar Rate Loans	Base Rate Loans
I	Greater than or equal to 2.50x	2.000%	0.500%
II	Less than 2.50x but greater than or equal to 2.00x	1.750%	0.250%
III	Less than 2.00x but greater than or equal to 1.50x	1.500%	0.000%
IV	Less than 1.50x but greater than or equal to 0.50x	1.250%	0.000%
V	Less than 0.50x	1.000%	0.000%

Interest is payable periodically on borrowings under the 2005 Credit Facility. The 2005 Credit Facility is uncollateralized. We are required to meet certain affirmative and negative covenants, including financial covenants. We are required to assess our compliance with these financial covenants under the 2005 Credit Facility on a quarterly basis. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place us in default and cause the debt outstanding under the 2005 Credit Agreement to immediately become due and payable. We were in compliance with all covenants under the 2005 Credit Facility as of June 30, 2005 and through June 30, 2006.

In connection with the termination of the Senior Credit Facility, during the fourth quarter of fiscal 2005, we recognized a loss of $1.7 million from the write-off of unamortized financing costs associated with the Senior Credit Facility and recorded $0.4 million in financing costs associated with the 2005 Credit Facility. Such costs are being amortized over the life of the 2005 Credit Facility.

As of June 30, 2006, a total of $35.5 million was outstanding pursuant to the 2005 Credit Facility with a weighted average interest rate of 6.7% per annum.

SUBORDINATED DEBT

On August 25, 2003, concurrently with the closing of the Senior Credit Facility, we issued $30.0 million of our 16.3% Senior Subordinated Notes Due February 27, 2009 (the "New Notes") with interest only payable quarterly in arrears on February 28, May 31, August 31 and November 30 of each year, commencing November 30, 2003. Interest on the New Notes was 12% per annum payable in cash and 4.3% per annum payable "in kind" by adding the amount of such interest to the principal amount of the New Notes then outstanding. The weighted average effective interest rate of the New Notes, including the amortization of deferred financing costs and original issue discount, was 18.0% per annum. Ten year warrants to purchase an aggregate of 425,000 shares of our common stock at an exercise price of $8.79 per share were issued in connection with the New Notes. Utilizing the Black-Scholes Model, the warrants issued in connection with the New Notes were valued at $3.70 per warrant, or an aggregate value of $1,573,000. In addition, the maturity date of 665,403 existing warrants, 335,101 due to expire in 2004 and 330,302 due to expire in 2005, was extended to February 2009, resulting in additional value of $1.31 and $0.97 per warrant, respectively, or an aggregate value of $760,090. At the date of issuance, in accordance with APB 14, *"Accounting for Convertible Debt and Debt Issued with Purchase Warrants,"* we allocated proceeds of $27.7 million to the debt and $2.3 million to the warrants, with the resulting discount on the debt referred to as the Original Issue Discount. The Original Issue Discount was being amortized as interest expense over the life of the debt. As with the Senior Credit Facility, we were required to meet certain affirmative and negative covenants under the New Notes, including but not limited to financial covenants. We were in compliance with all covenants under the New Notes as of September 30, 2003 and all subsequent quarters up to and including March 31, 2005.

On April 4, 2005, we used $34.3 million of the net proceeds from the sale of 2,041,713 shares of our common stock in an underwritten public offering in March 2005 to redeem the New Notes at 106% of the original principal amount plus accrued interest. In addition, during the quarter ended June 30, 2005, we recognized a loss on the early termination of debt associated with the New Notes of approximately $4.1 million, which includes the prepayment penalty, unamortized fees and the amortized portion of the original issue discount.

SHAREHOLDERS' EQUITY

On March 30, 2005, we sold 2,041,713 shares of our common stock in an underwritten public offering. Based on the public offering price of

$24.17 per share and after deducting underwriting discounts and commissions, net proceeds were approximately $46.6 million. On March 31, 2005, we reduced the outstanding principal amount of the Senior Credit Facility by $11.2 million and on April 4, 2005, we used approximately $34.3 million of the net proceeds from the offering to redeem all of the New Notes.

In May 2000, we sold 5,000 shares of Series A 8% Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), for $1,000 per share. Shares of the Series A Preferred Stock were convertible into shares of common stock at any time at a conversion price of $9.28 per share. In addition, in November 2001, we sold 2,500 shares of Series B 8% Cumulative Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), for $1,000 per share. Shares of the Series B Preferred Stock were convertible into shares of common stock at any time at a conversion price of $12.92 per share. Effective August 18, 2004, the holder of the Series A Preferred Stock converted its shares into 754,982 shares of our common stock. Effective December 7, 2004, the holder of the Series B Preferred Stock converted its shares into 247,420 shares of our common stock.

OTHER

During the fiscal year ended June 30, 2006, our capital resources included cash flows from operations and available borrowing capacity under the 2005 Credit Facility. We believe that cash flows from operations and available borrowings under the 2005 Credit Facility will be sufficient to fund proposed operations for at least the next twelve months.

The table below sets forth our contractual obligations (in thousands):

Contractual Obligations	Total	Less than 1 Year	2–3 Years	4–5 Years	Thereafter
2005 Credit Facility					
Principal	$35,450	$ —	$ —	$35,450	$ —
Interest	9,025	2,304	4,609	2,112	—
Total 2005 Credit Facility	44,475	2,304	4,609	37,562	—
Employment agreements	2,299	1,195	1,064	40	—
Operating leases	18,016	5,529	8,322	4,045	120
Total obligations	$64,790	$9,028	$13,995	$41,647	$120

In addition, in May 1997, we entered into an exclusive bulk CO_2 requirements contract with The BOC Group, Inc., which expires in April 2012.

Working Capital—As of June 30, 2006 and 2005, we had working capital of $16.7 million and $11.2 million, respectively.

Cash Flows from Investing Activities—During 2005 and 2006, net cash used in investing activities was $41.7 million and $38.8 million, respectively. Investing activities in 2006 included $4.7 million paid for the acquisition of the beverage carbonation business of Bay Area Equipment Co., Inc. ("BAE") and related acquisition expenses on September 30, 2005 and $5.0 million paid for the acquisition of a portion of the beverage carbonation business of Coca-Cola Enterprises Inc. ("CCE") and related acquisition expenses on June 30, 2006. Investing activities in 2004 included $15.7 million paid for the acquisition of the bulk CO_2 beverage carbonation business of Pain Enterprises, Inc. ("Pain") and related acquisition expenses. Exclusive of acquisition purchases, investing activities are primarily attributable to the acquisition, installation and direct placement costs of bulk CO_2 systems.

Cash Flows from Financing Activities—During 2006, cash flows provided by financing activities was $7.5 million, compared to $9.6 million in 2005. During 2006, we borrowed $9.7 million to fund the purchase of BAE and CCE and in 2005 we borrowed approximately $13.0 million to fund the Pain transaction, much of which was repaid from cash generated by operations.

During fiscal 2005, concurrent with the acquisition of Pain, the B Term Loan of our Senior Credit Facility was increased by $13.0 million from $10.0 million to $23.0 million. In addition, on March 30, 2005, we sold 2,041,713 shares of our common stock in an underwritten public offering. Based on the public offering price of $24.17 per share and after deducting underwriting discounts and commissions, net proceeds were approximately $46.6 million. On March 31, 2005, we reduced the outstanding principal amount of the Senior Credit Facility by $11.2 million and on April 4, 2005, we used approximately $34.3 million of the net proceeds from the offering to redeem all of the New Notes.

Inflation

The modest levels of inflation in the general economy have not affected our results of operations. Additionally, our customer contracts generally provide for annual increases in the monthly rental rate based on increases in the consumer price index. We believe that inflation will not have a material adverse effect on our future results of operations.

Our bulk CO_2 exclusive requirements contract with The BOC Group, Inc. ("BOC") provides for annual adjustments in the purchase price for bulk CO_2 based upon increases or decreases in the Producer Price Index for Chemical and Allied Products or the average percentage increase in the selling price of bulk merchant carbon dioxide purchased by BOC's large, multi-location beverage customers in the United States, whichever is less.

As of June 30, 2006, we operated a total of 347 specialized bulk CO_2 delivery vehicles and technical service vehicles that logged approximately 14 million miles in fiscal 2006. While significant increases in fuel prices impact our operating costs, such impact is largely offset by fuel surcharges billed to the majority of our customers.

Critical Accounting Policies and Significant Estimates

In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our revenue, operating income and net income, as well as on the reported amounts of certain assets and liabilities on our balance sheet. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Estimates in each of these areas are based on historical experience and a variety of assumptions that we believe are appropriate. Actual results may differ from these estimates.

REVENUE RECOGNITION

Effective July 1, 2003, revenue attributable to the lease of equipment, including equipment leased under the budget plan, is recorded on a straight-line basis over the term of the lease and revenue attributable to the supply of CO_2 and other gases, including CO_2 provided under the budget plan, is recorded upon delivery to the customer. Under the budget plan, customers are billed an equal monthly amount which includes CO_2 up to an annual allowance. The contract arrangement for budget plan customers is analogous to a "take-or-pay" contract as defined in SFAS No. 47 as the budget plan purchaser must make specified minimum payments even if it does not take delivery of the contracted products or services. Each budget plan customer has a maximum CO_2 allowance that is measured and reset on the contract anniversary date. On the contract anniversary date, we record revenue in excess of actual deliveries of CO_2 for budget plan customers that have not used their entire annual CO_2 allowance equal to the difference between their annual CO_2 allowance and actual CO_2 delivered.

Because of the large number of customers under the budget plan and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, our methodology involves the use of estimates and assumptions to separate the aggregate revenue stream derived from equipment rentals to budget plan customers, and also to approximate the recognition of revenue from CO_2 sales to budget plan customers upon delivery. We believe that the adoption of EITF 00-21 has the most impact on the recognition of revenue on a quarterly basis as CO_2 usage fluctuates during a fiscal year based on factors such as weather, and traditional summer and holiday periods. Over a twelve-month period, we believe that the effect is less significant since seasonal variations are largely eliminated and CO_2 allowances under budget plan agreements are measured and reset annually.

VALUATION OF LONG-LIVED ASSETS

We review our long-lived assets for impairment, principally property and equipment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of our long-lived assets, we evaluate the probability that future undiscounted net cash flows will be greater than the carrying amount of our assets. Impairment is measured based on the difference between the carrying amount of our assets and their estimated fair value.

Certain events may occur that would materially affect our estimates and assumptions related to depreciation. Unforeseen changes in operations or technology could substantially alter management's assumptions regarding our ability to realize the return of our investment in operating assets and therefore affect the amount of depreciation expense to charge against both current and future revenues. Because depreciation expense is a function of historical experiences, analytical studies and professional judgments made of property, plant and equipment, subsequent studies could result in different estimates of useful lives and net salvage values. If future depreciation studies yield results indicating that our assets have shorter lives as a result of obsolescence, physical condition, changes in technology or changes in net salvage values, the estimate of depreciation expense could increase. Likewise, if studies indicate that assets have longer lives, the estimate of depreciation expense could decrease. For the year ended June 30, 2006, depreciation expense was $15.3 million representing 15.9% of operating expenses. If the estimated lives of all assets being depreciated were increased by one year, depreciation expense would have decreased by approximately $1.0 million or 6.5%. Conversely, if the estimated lives of all assets decreased by one year, depreciation expense would have increased by $1.2 million or 7.5%.

Goodwill represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired and, prior to July 1, 2001, was amortized on a straight-line method over 20 years. Effective July 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* pursuant to which, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. Other intangible assets consist of customer lists and non-competition agreements, principally acquired in connection with certain asset acquisitions. Customer lists are being amortized on a straight-line method over five to ten years, and non-competition agreements, which generally preclude the other party from competing with us in a designated geographical area for a stated period of time, are being amortized on a straight-line method over their contractual lives which range from thirty to one hundred and twenty months.

RESERVES FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

We make ongoing assumptions relating to the collectability of our accounts receivable. The accounts receivable amount on our balance sheet includes a reserve for accounts that might not be paid. Such reserve is evaluated and adjusted on a monthly basis by examining our historical losses and collections experience, aging of our trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, "slow" payers, and at risk receivables, such as receivables from customers who no longer do business with us, are bankrupt, or are out of business. While we believe that our current reserves are adequate to cover potential credit losses, we cannot predict future changes in the financial stability of our customers and we cannot guarantee that our reserves will continue to be adequate. If actual credit losses are significantly greater than the reserve we have established, that would increase our general and administrative expenses and reduce our reported net income. Conversely, if actual credit losses are significantly less than our reserve, this would eventually decrease our general and administrative expenses and increase our reported net income.

DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effects of net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our deferred tax assets include the benefit of net operating loss carryforwards incurred through June 30, 2005. While we attained profitability during fiscal year 2004, based on the consideration of all of the available evidence including the recent history of losses, management concluded as of June 30, 2004 that it was more likely than not that the net deferred tax assets would not be realized. Accordingly, we recorded a valuation allowance equal to the amount of our net deferred tax assets at that time.

However, as of June 30, 2005, after consideration of all available positive and negative evidence, we concluded that the deferred tax asset relating to our net operating loss carryforwards will more likely than not be realized in the future. Thus, the entire valuation allowance was reversed and reported as a component of the fiscal 2005 income tax provision. In considering whether or not a valuation allowance was appropriate at June 30, 2006 and 2005, we considered several aspects, including, but not limited to the following items:

- Cumulative pretax book income during the three years ended June 30, 2006 and 2005
- Both positive and negative evidence as to our ability to utilize our federal net operating loss carryforwards prior to expiration, such as current and projected generation of taxable income, our position in the market place (servicing approximately 70% of customers currently utilizing bulk CO_2), existence of long-term customer contracts (generally for five to six years in duration), growth opportunities and conversion of restaurants currently utilizing high-pressure CO_2 to beverage grade bulk CO_2
- Future reversals of taxable temporary differences
- Tax planning strategies, including the option of an alternative method of depreciating assets for tax purposes
- The refinancing of our senior borrowing facilities at more favorable terms and conditions and the retirement of our 16.3% Senior Subordinated Notes, lowering our cost of borrowing from 10.5% to 4.8%

In order to utilize the entire deferred tax asset, we will need to generate taxable income of approximately $111 million. As of June 30, 2006, we evaluated and will continue to evaluate whether or not our net deferred tax assets will be fully realized prior to expiration. Should it become more likely than not that all or a portion of the net deferred tax assets will not be realized, a valuation allowance will be recorded.

BALANCE SHEETS
(In thousands, except share amounts)

June 30,	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 341	$ 968
Trade accounts receivable; net of allowance for doubtful accounts of $2,538 and $1,850, respectively	12,955	8,568
Inventories	302	259
Prepaid insurance expense and deposits	5,846	1,281
Prepaid expenses and other current assets	1,465	854
Deferred tax assets—current portion	8,598	7,596
Total current assets	29,507	19,526
Property and equipment, net	119,603	104,787
Other assets:		
Goodwill, net	25,794	22,094
Deferred financing costs, net	333	402
Customer lists, net	8,372	5,760
Non-competition agreements, net	1,181	836
Deferred lease acquisition costs, net	5,225	4,429
Deferred tax assets	8,807	15,123
Other assets—noncurrent	185	175
	49,897	48,819
Total assets	$199,007	$173,132
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,883	$ 5,178
Accrued expenses	1,208	608
Accrued insurance	3,543	596
Accrued interest	165	112
Accrued payroll	652	1,464
Other current liabilities	377	366
Total current liabilities	12,828	8,324
Long-term debt	35,450	32,000
Customer deposits	3,805	3,624
Total liabilities	52,083	43,948
Shareholders' equity:		
Common stock; par value $.001 per share; 30,000,000 shares authorized; issued 15,654,042 shares at June 30, 2006 and 15,300,905 shares at June 30, 2005	16	15
Additional paid-in capital	166,617	159,040
Less treasury stock at cost; 8,500 shares at June 30, 2006 and 0 shares at June 30, 2005	(235)	—
Accumulated deficit	(19,765)	(30,113)
Accumulated other comprehensive income	291	242
Total shareholders' equity	146,924	129,184
Total liabilities and shareholders' equity	$199,007	$173,132

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

Fiscal Year Ended June 30,	2006	2005*	2004*
Revenues:			
Product sales	$ 75,959	$ 60,518	$49,115
Equipment rentals	40,237	36,822	31,721
Total revenues	116,196	97,340	80,836
Costs and expenses:			
Cost of products sold, excluding depreciation and amortization	49,397	41,278	33,883
Cost of equipment rentals, excluding depreciation and amortization	3,086	2,391	2,345
Selling, general and administrative expenses	24,146	17,020	15,722
Depreciation and amortization	18,333	16,484	15,234
Loss on asset disposal	1,733	1,332	1,242
	96,695	78,505	68,426
Operating income	19,501	18,835	12,410
Loss on early extinguishment of debt	—	5,817	1,964
Unrealized (gain) loss on financial instrument	(177)	—	177
Interest expense	1,989	6,985	7,947
Income before income taxes	17,689	6,033	2,322
Provision for (benefit from) income taxes	7,341	(19,558)	142
Net income	$ 10,348	$ 25,591	$ 2,180
Weighted average number of common and common equivalent shares outstanding			
Basic	15,427	12,808	10,689
Diluted	15,997	14,295	11,822
Net income per basic share	$ 0.67	$ 1.98	$ 0.13
Net income per diluted share	$ 0.65	$ 1.79	$ 0.12

See accompanying notes to financial statements.

*Restated to conform to current year presentation.

STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock Issued	
	Shares	Amount
Balance, June 30, 2003	10,633,405	$11
Comprehensive income:		
Net income	—	—
Other comprehensive income:		
Interest rate swap transaction, including reclassification adjustment of $86	—	—
Total comprehensive income		
Redeemable preferred stock dividend	—	—
Issuance of 425,000 warrants to purchase shares of common stock	—	—
Extension of 665,403 warrants to purchase shares of common stock	—	—
Issuance of 107,331 shares of common stock—exercise of warrants	107,331	—
Issuance of 100,095 shares of common stock—exercise of options	100,095	—
Balance, June 30, 2004	10,840,831	11
Comprehensive income:		
Net income	—	—
Other comprehensive (loss):		
Interest rate swap transaction	—	—
Total comprehensive income		
Conversion of 5,000 shares of Redeemable Preferred Stock	754,982	1
Conversion of 2,500 shares of Redeemable Preferred Stock	247,420	—
Issuance of 953,285 shares of common stock—exercise of warrants	953,285	1
Issuance of 462,674 shares of common stock—exercise of options	462,674	—
Tax effect of disqualifying dispositions—exercise of options	—	—
Issuance of 2,041,713 shares of common stock	2,041,713	2
Redeemable preferred stock dividend	—	—
Balance, June 30, 2005	15,300,905	15
Comprehensive income:		
Net income	—	—
Other comprehensive income:		
Interest rate swap transaction (net of reclassification adjustment)	—	—
Total comprehensive income		
Share-based compensation	—	—
Excess tax benefits from share-based arrangements	—	—
Issuance of 286,679 shares of common stock—exercise of options	286,679	1
Purchase of treasury stock	—	—
Issuance of 66,458 shares of common stock—exercise of warrants	66,458	—
Additional costs related to prior year stock issuance	—	—
Balance, June 30, 2006	15,654,042	$16

See accompanying notes to financial statements.

Additional Paid-In Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
$ 92,938	—	$ —	$(57,884)	$(129)	$ 34,936
—	—	—	2,180	—	2,180
—	—	—	—	393	393
					2,573
(763)	—	—	—	—	(763)
1,573	—	—	—	—	1,573
760	—	—	—	—	760
675	—	—	—	—	675
1,002	—	—	—	—	1,002
96,185	—	—	(55,704)	264	40,756
—	—	—	25,591	—	25,591
—	—	—	—	(22)	(22)
					25,569
7,006	—	—	—	—	7,007
3,196	—	—	—	—	3,196
742	—	—	—	—	743
3,500	—	—	—	—	3,500
3,080	—	—	—	—	3,080
45,513	—	—	—	—	45,515
(182)	—	—	—	—	(182)
159,040	—	—	(30,113)	242	129,184
—	—	—	10,348	—	10,348
—	—	—	—	49	49
					10,397
3,298	—	—	—	—	3,298
1,756	—	—	—	—	1,756
2,483	—	—	—	—	2,484
235	8,500	(235)	—	—	—
—	—	—	—	—	—
(195)	—	—	—	—	(195)
$166,617	8,500	$(235)	$(19,765)	$ 291	$146,924

STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended June 30,	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 10,348	$ 25,591	$ 2,180
Adjustments to reconcile net income tó net cash provided by operating activities:			
Depreciation and amortization of property and equipment	15,344	13,751	13,255
Amortization of other assets	2,989	2,733	1,979
Amortization of original issue discount	—	318	406
Paid-in-kind interest	—	1,014	1,107
Loss on asset disposal	1,733	1,332	1,242
Loss on early extinguishment of debt	—	5,817	1,964
Change in net deferred tax asset	7,070	(19,638)	—
Share-based compensation	3,298	—	—
Excess tax benefits from share-based arrangements	(1,756)	—	—
Unrealized (gain) loss on financial instrument	(177)	—	177
Changes in operating assets and liabilities:			
Decrease (increase) in:			
Trade accounts receivable	(4,388)	(2,427)	76
Inventories	(44)	(33)	(16)
Prepaid insurance expense and deposits	(1,566)	912	(1,119)
Prepaid expenses and other current assets	(385)	(191)	(188)
Increase (decrease) in:			
Accounts payable	1,705	599	483
Accrued expenses	24	201	229
Accrued insurance	(53)	166	(155)
Accrued payroll	(812)	(566)	381
Accrued interest	53	(328)	(413)
Other current liabilities	12	23	13
Customer deposits	183	377	56
Net cash provided by operating activities	33,578	29,651	21,657
Cash flows from investing activities:			
Proceeds from disposal of property and equipment	—	—	1
Purchase of property and equipment	(29,776)	(19,371)	(14,962)
Increase in deferred lease acquisition costs	(2,352)	(2,244)	(1,624)
Acquisition of businesses	(9,543)	(17,172)	—
Decrease (increase) in other assets	(11)	6	(10)
Net cash used in investing activities	$(41,682)	$(38,781)	$(16,595)

Year Ended June 30,	2006	2005	2004
Cash flows from financing activities:			
Net proceeds from issuance of long-term debt and subordinated debt and warrants	$ 20,850	$ 59,350	$ 74,150
Repayment of long-term debt and subordinated debt	(17,400)	(98,281)	(78,094)
Proceeds from issuance of common stock	—	46,632	—
Issuance costs—common stock	(195)	(1,117)	—
Increase in deferred financing costs	(18)	(1,234)	(2,745)
Exercise of options and warrants	2,484	4,243	1,677
Excess tax benefits for share-based arrangements	1,756	—	—
Net cash provided by (used in) financing activities	7,477	9,593	(5,012)
Increase (decrease) in cash and cash equivalents	(627)	463	50
Cash and cash equivalents, beginning of year	968	505	455
Cash and cash equivalents, end of year	$ 341	$ 968	$ 505
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,936	$ 5,981	$ 6,760
Income taxes	$ 473	$ 125	$ 80

Supplemental disclosure of non-cash investing and financing activities:

During the fiscal year ended June 30, 2006, a certain officer exercised stock options in a non-cash transaction. The officer surrendered 8,500 shares of previously acquired common stock in exchange for 34,881 shares. The Company has recorded $235, the market value of the surrendered shares, as treasury stock.

In 2006, 2005 and 2004, the Company increased the carrying amount of the redeemable preferred stock by $0, $182, and $763, respectively, for dividends that were not paid and accordingly reduced additional paid-in capital by a like amount.

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

(In thousands, except per share amounts)

Note 1—Description of Business and Summary of Significant Accounting Policies

(A) DESCRIPTION OF BUSINESS

NuCO$_2$ Inc. (the "Company") is a supplier of bulk CO$_2$ dispensing systems to customers in the food, beverage, lodging and recreational industries in the United States.

(B) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances with a financial institution in an amount that exceeds the federal government deposit insurance.

(C) INVENTORIES

Inventories, consisting primarily of carbon dioxide gas, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

(D) PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. The Company does not depreciate bulk systems held for installation until the systems are in service and leased to customers. Upon installation, the systems, component parts and direct costs associated with the installation are transferred to the leased equipment account. These direct costs are associated with successful placements of such systems with customers under non-cancelable contracts and which would not be incurred by the Company but for a successful placement. Upon early service termination, the unamortized portion of direct costs associated with the installation are expensed. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets or the lease terms for leasehold improvements, whichever is shorter.

The depreciable lives of property and equipment are as follows:

	Estimated Life
Leased equipment	5–20 years
Equipment and cylinders	3–20 years
Vehicles	3–5 years
Computer equipment	3–7 years
Office furniture and fixtures	5–7 years
Leasehold improvements	lease term

(E) GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill, net of accumulated amortization of $5,006, represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired and, prior to July 1, 2001, was amortized on a straight-line method over 20 years. Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*," pursuant to which, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. The Company's other intangible assets consist of customer lists and non-competition agreements, principally acquired in 1995 through 1998 and 2005 through 2006 in connection with certain asset acquisitions. Customer lists are being amortized on a straight-line method over five to ten years, and non-competition agreements, which generally preclude the other party from competing with the Company in a designated geographical area for a stated period of time, are being amortized on a straight-line method over their contractual lives which range from thirty to one hundred and twenty months. Non-competition agreements also include an agreement entered into in January 2001, for $480, with the Company's former Chief Executive Officer and Chairman of the Board of Directors, precluding this former officer from competing with the Company for a period of five years.

(F) IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, other than goodwill, consist of property and equipment, customer lists, and non-competition agreements. Long-lived assets being retained for use by the Company are tested for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable by comparing the carrying value of the assets with the estimated future undiscounted cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Impairment losses are recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds the asset's fair value. The impairment loss would be calculated as the difference between asset carrying values and the fair value of the asset with fair value generally estimated based on the present value of the estimated future net cash flows.

Long-lived assets to be disposed of by abandonment continue to be classified as held and used until they cease to be used. If the Company commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over its shortened useful life. Long-lived assets to be disposed of by sale that meet certain criteria are classified as held for sale and are reported at the lower of their carrying amounts or fair values less cost to sell.

(G) DEFERRED FINANCING COST, NET

Financing costs are amortized on a straight-line method over the term of the related indebtedness. Accumulated amortization of financing costs was $101 and $14 at June 30, 2006 and 2005, respectively.

(H) DEFERRED LEASE ACQUISITION COSTS, NET

Deferred lease acquisition costs, net, consist of commissions associated with the acquisition of new leases and lease renewals are being amortized over the life of the related leases, generally five to six years on a straight-line method. Accumulated amortization of deferred lease acquisition costs was $7,855 and $6,826 at June 30, 2006 and 2005, respectively. Upon early service termination, the unamortized portion of deferred lease acquisition costs are expensed as a component of operating expenses.

(I) REVENUE RECOGNITION

The Company earns its revenues from the leasing of CO_2 systems and related gas sales. The Company, as lessor, recognizes revenue from leasing of CO_2 systems over the life of the related leases. The majority of CO_2 system agreements generally include payments for leasing of equipment and a continuous supply of CO_2 until usage reaches a pre-determined maximum annual level, beyond which the customer pays for CO_2 on a per pound basis. Other CO_2 and gas sales are recorded upon delivery to the customer.

On July 1, 2003, the Company adopted EITF 00-21. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The Company's bulk CO_2 budget plan agreements provide for a fixed monthly payment to cover the use of a bulk CO_2 system and a predetermined maximum quantity of CO_2. As of June 30, 2006, approximately 70,000 of the Company's customer locations utilized this plan. Prior to July 1, 2003, the Company, as lessor, recognized revenue from leasing CO_2 systems under its budget plan agreements on a straight-line basis over the life of the related leases. The Company developed a methodology for the purpose of separating the aggregate revenue stream between the rental of the equipment and the sale of the CO_2. Effective July 1, 2003, revenue attributable to the lease of equipment, including equipment leased under the budget plan, is recorded on a straight-line basis over the term of the lease and revenue attributable to the supply of CO_2 and other gases, including CO_2 provided under the budget plan, is recorded upon delivery to the customer.

Under the budget plan, customers are billed an equal monthly amount which includes CO_2 up to an annual allowance. The contract arrangement for budget plan customers is analogous to a "take-or-pay" contract as defined in SFAS No. 47, "*Disclosure of Long-Term Obligations*" as the budget plan purchaser must make specified minimum payments even if it does not take delivery of the contracted products or services. Each budget plan customer has a maximum CO_2 allowance that is measured and reset on the contract anniversary date. On the contract anniversary date, the Company records revenue in excess of actual deliveries of CO_2 for budget plan customers that have not used their entire annual CO_2 allowance equal to the difference between their annual CO_2 allowance and actual CO_2 delivered.

Because of the large number of customers under the budget plan and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, the Company's methodology involves the use of estimates and assumptions to separate the aggregate revenue stream derived from equipment rentals to budget plan customers, and also to approximate the recognition of revenue from CO_2 sales to budget plan customers upon delivery. The Company believes that the adoption of EITF 00-21 has the most impact on the recognition of revenue on a quarterly basis as CO_2 usage fluctuates during a fiscal year based on factors such as weather, and traditional summer and holiday periods. However, over a twelve-month period, the Company believes that the effect is less significant as seasonal variations are largely eliminated and CO_2 allowances under budget plan agreements are measured and reset annually.

The Company elected to apply EITF 00-21 retroactively to all budget plan agreements in existence as of July 1, 2003. Based on the Company's analysis, the aggregate amount of CO_2 actually delivered under budget plans during the quarter ended June 30, 2003 was not materially different than the corresponding portion of the fixed charges attributable to CO_2. Accordingly, the Company believes that the cumulative effect of the adoption of EITF 00-21 as of July 1, 2003 was not significant.

(J) INCOME TAXES

Income taxes are accounted for under Financial Accounting Standards Board Statement No. 109, "*Accounting for Income Taxes.*" Statement No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(K) NET INCOME PER COMMON SHARE

Net income per common share is presented in accordance with SFAS No. 128, "*Earnings per Share.*" Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants to the extent they are not anti-dilutive.

(L) USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used when accounting for items such as allowances for doubtful accounts, depreciation and amortization periods, valuation of long-lived assets and income taxes are regarded by management as being particularly significant. These estimates and assumptions are evaluated on an ongoing basis and may require adjustment in the near term. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

(In thousands, except per share amounts)

(M) EMPLOYEE BENEFIT PLAN

On June 1, 1996, the Company adopted a deferred compensation plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Under the provisions of the plan, eligible employees may defer a percentage of their compensation subject to the Internal Revenue Service limits. Contributions to the plan are made by employees and matched at the Company's discretion, up to a maximum of 1% of employee's wages. For the years ended June 30, 2006, 2005 and 2004, the Company contributed $110, $94 and $0, respectively.

(N) STOCK-BASED COMPENSATION

Prior to July 1, 2005, the Company followed the guidance of SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), which allowed an entity to continue to measure stock-based compensation expense using the intrinsic value accounting method prescribed by APB Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25") and to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied.

In December 2004, the Financial Accounting Standards Board ("FASB") revised SFAS 123 through the issuance of SFAS 123R, *"Share-Based Payment"* ("SFAS 123R"). The Company adopted SFAS 123R effective with the fiscal quarter beginning July 1, 2005 on a "modified prospective basis," and accordingly, pro forma disclosure of net income and earnings per share, is no longer an alternative to recognition in the statement of operations after that date. Accordingly, no stock-based compensation expense is reflected in net income for the years ended June 30, 2005 and 2004. Pro forma disclosure for periods prior to the effective date is provided in Note 9(e).

The modified prospective application applies to new awards and to awards modified, repurchased, or cancelled on or after the effective date of July 1, 2005. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the effective date shall be recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of awards shall be based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under SFAS 123. Changes to the grant-date fair value of equity awards granted before the required effective date of this Statement are precluded. In addition, the compensation cost for those earlier awards shall be attributed to periods beginning on or after the required effective date of SFAS 123R using the attribution method that was used under SFAS 123 except that the method of recognizing forfeitures only as they occur shall not be continued.

(O) VENDOR REBATES

Pursuant to EITF 02-16, *"Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,"* the Company recognizes rebates received from its suppliers of bulk CO_2 tanks as a reduction of capitalizable cost. The Company received rebates of $1,104, $886 and $548 during the fiscal years ended June 30, 2006, 2005, and 2004, respectively.

(P) TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company invoices its customers on a monthly basis, with payment due within 30 days of the invoice date. The Company does not provide discounts for early payment.

In conjunction with its trade receivables, the Company has established a reserve for accounts that might not be collectible. Such reserve is evaluated and adjusted on a monthly basis by examining the Company's historical losses, aging of its trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, "slow" payers, and at risk receivables, such as receivables from customers who no longer do business with the Company, are bankrupt, or are out of business.

(Q) RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, *"Accounting for Changes and Error Corrections"* ("SFAS 154"). SFAS 154 applies to accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 replaces APB Opinion No. 20, *"Accounting Changes,"* and SFAS No. 3, *"Reporting Accounting Changes in Interim Financial Statements,"* and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle, as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The adoption of SFAS 154 will not have a material impact on the Company's financial position, results of operations, or cash flows.

In March 2005, the FASB issued Interpretation No. 47, *"Accounting for Conditional Asset Retirement Obligations—an interpretation of SFAS No. 143"* ("FIN 47"), effective no later than the end of fiscal years ending after December 15, 2005. This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, *"Accounting for Asset Retirement Obligations"* ("SFAS 143"), refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The adoption of FIN 47 had no material impact on the Company's financial position, results of operations or cash flows.

In June 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109"* ("FIN 48"), effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS 109"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 will not have a material impact on the Company's financial position, results of operations, or cash flows.

In December 2004, the FASB revised SFAS 123 through the issuance of SFAS 123R, *"Share-Based Payment"* ("SFAS 123R"). The Company adopted SFAS 123R effective with the fiscal quarter beginning July 1, 2005 on a "modified prospective basis," and accordingly, pro forma disclosure of net income and earnings per share, is no longer an alternative to recognition in the statement of operations after that date. Accordingly, no stock-based compensation expense is reflected in net income for the years ended June 30, 2005 and 2004. Pro forma disclosure for periods prior to the effective date is provided in Note 9(e).

In November 2005, the FASB issued FSP FAS 123R-3, *"Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,"* to provide an alternate transition method for the implementation of SFAS 123(R). Because some entities do not have, and may not be able to re-create, information about the net excess tax benefits that would have qualified as such had those entities adopted SFAS 123 for recognition purposes, this FSP provides an elective alternative transition method. This method comprises (a) a computational component that establishes a beginning balance of the additional paid-in capital pool ("APIC pool") related to employee compensation and (b) a simplified method to determine the subsequent impact on the APIC pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123R. The Company adopted the simplified method set forth in this FSP to determine its APIC pool.

Note 2—Property and Equipment, Net

Property and equipment, net consists of the following:

As of June 30,	2006	2005
Leased equipment	$176,482	$156,160
Equipment and cylinders	24,590	19,985
Tanks held for installation	6,722	5,498
Vehicles	1,298	1,044
Computer equipment and software	5,588	5,103
Office furniture and fixtures	2,155	1,671
Leasehold improvements	2,083	1,978
	218,918	191,439
Less accumulated depreciation and amortization	99,315	86,652
	$119,603	$104,787

Included in leased equipment are capitalized component parts and direct costs associated with installation of equipment leased to others of $54,652 and $46,812 at June 30, 2006 and 2005, respectively. Accumulated depreciation and amortization of these costs was $33,248 and $28,922 at June 30, 2006 and 2005, respectively. Upon early service termination, the Company writes off the remaining net book value of direct costs associated with the installation of equipment.

Depreciation and amortization of property and equipment was $15,344, $13,751, and $13,255 for the years ended June 30, 2006, 2005, and 2004, respectively.

Note 3—Acquisitions

On October 1, 2004, the Company purchased the bulk CO_2 beverage carbonation business of privately owned Pain Enterprises, Inc., of Bloomington, Indiana ("Pain"), for total cash consideration of $15.7 million. The Company acquired approximately 9,000 net customer accounts, including 6,300 tanks in service, vehicles, parts, and supplies. The acquisition of Pain's bulk CO_2 beverage carbonation business, which operated in 12 Midwestern and Southeastern states: Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Michigan, Missouri, Minnesota, Ohio, Tennessee and Wisconsin, provides further penetration and increased operating efficiencies in markets in which the Company operates.

The purchase price was allocated between tangible assets, intangible assets, and goodwill as follows: $6.7 million for tangible assets, $6.2 million for intangible assets and $2.8 million for goodwill. Tangible assets are being depreciated over a weighted average life of 10 years, while intangible assets, excluding goodwill, are being amortized over a weighted average life of eight years.

Goodwill was recorded as the purchase price of the acquisition exceeded the fair market value of the tangible and intangible assets acquired and is a direct result of synergies arising from the transaction. Both the purchase price allocation and the useful lives of purchased tangible and intangible assets were derived with the assistance of an independent valuation consultant and other independent sources as appropriate.

On June 30, 2005, the Company acquired approximately 1,200 customer accounts and 1,000 bulk CO_2 tanks, most of which were in service, from Coca-Cola Enterprises Inc. ("CCE") for approximately $1.4 million. The purchase price was allocated between tangible and intangible assets as follows: $1.0 million for tangible assets, and $0.4 million for intangible assets. Tangible assets are being depreciated over a weighted average life of 12 years, while intangible assets are being amortized over a weighted average life of 8.5 years.

On September 30, 2005, the Company purchased the beverage carbonation business of privately owned Bay Area Equipment Co., Inc. ("BAE"), for total consideration of $5.2 million, of which $4.7 million was paid at closing and the remaining $0.5 million is payable over the next two years. The Company acquired approximately 2,500 customer accounts, including 1,000 tanks in service, vehicles, parts, and supplies. The acquisition of BAE's beverage carbonation business, which operated in northern California, provides further penetration and increased operating efficiencies in that market.

The purchase price was allocated between tangible assets, intangible assets, and goodwill as follows: $1.5 million for tangible assets, $1.9 million for intangible assets and $1.8 million for goodwill. Tangible assets are being depreciated over a weighted average life of 8.3 years, while intangible assets, excluding goodwill, are being amortized over a weighted average life of 4.9 years.

On June 30, 2006, the Company acquired approximately 3,000 additional customer accounts and 2,400 bulk CO_2 tanks, most of which were in service, from CCE for approximately $5.0 million ("CCE II"). The purchase price was allocated between tangible and intangible assets as follows: $1.9 million for tangible assets, and $1.9 million for intangible assets and $1.2 million for goodwill. Tangible assets are being depreciated over a weighted average life of 11.0 years, while intangible assets, excluding goodwill, are being amortized over a weighted average life of 10.0 years.

Goodwill was recorded for all of the aforementioned transactions, except for the CCE acquisition in June 2005, as the purchase price of each acquisition exceeded the fair market value of the tangible and intangible assets acquired and is a direct result of synergies arising from the transaction.

The results of the aforementioned acquisitions are included in the Company's results of operations subsequent to the acquisition date. However, the following unaudited pro forma results of operations (in thousands, except per share amounts) have been prepared assuming the acquisitions described above had occurred as of the beginning of the periods presented in the Company's financial statements, including adjustments to the financial statements for additional depreciation of tangible assets, amortization of intangible assets, and increased interest on borrowings to finance the acquisitions. The unaudited pro forma operating results are not necessarily indicative of operating results that would have occurred had these acquisitions been consummated as of the beginning of the periods presented, or of future operating results. In certain cases, the operating results for periods prior to the acquisitions are based on (a) unaudited financial data provided by the seller or (b) an estimate of revenues, cost of revenues and/or selling, general and administrative expenses based on information provided by the seller or otherwise available to the Company. Inasmuch as the Company acquired customer accounts, tanks at customer sites and other assets related to the beverage carbonation businesses of Pain, CCE, CCE II and BAE, certain operational and support costs provided for by the sellers are not applicable to the Company's cost of servicing these customers and were therefore eliminated; however, the Company incurred approximately $0.5 million in non-recurring costs during the integration phase of the Pain acquisition that are included in the unaudited pro forma results presented below. Integration costs associated with CCE, CCE II and BAE were minimal.

Unaudited Pro Forma:

Fiscal Year Ended June 30,	2006	2005	2004
Total revenues	$119,941	$106,527	$97,144
Operating income[(a)]	21,033	21,719	17,684
Income before provision for income taxes	18,888	8,074	6,142
Provision for (benefit from) income taxes	7,391	(19,473)	301
Net income	11,497	27,547	5,841
Preferred stock dividends	—	(182)	(763)
Net income available to common shareholders	$ 11,497	$ 27,365	$ 5,078
Basic income per share	$ 0.75	$ 2.14	$ 0.48
Diluted income per share	$ 0.72	$ 1.93	$ 0.43

(a) SFAS 123R was adopted effective July 1, 2005; accordingly, there is no share-based compensation expense in the prior years. (See Note 9(e).)

Note 4—Goodwill and Other Intangible Assets

The Company adopted SFAS 142 as of July 1, 2001, resulting in no goodwill amortization expense for the years ended June 30, 2006, 2005 and 2004. Goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. The Company determined that there was no impairment of goodwill during 2006, 2005 and 2004.

Information regarding the Company's goodwill and other intangible assets is as follows:

	Cost	Accumulated Amortization	Net Book Value
As of June 30, 2006:			
Goodwill	$30,800	$5,006	$25,794
Non-competition agreements	3,840	2,659	1,181
Customer lists	9,823	1,451	8,372
	$44,463	$9,116	$35,347
As of June 30, 2005:			
Goodwill	$27,100	$5,006	$22,094
Non-competition agreements	2,865	2,029	836
Customer lists	6,347	587	5,760
	$36,312	$7,622	$28,690

Changes in goodwill are summarized as follows:

Year Ended June 30,	Beginning	Additions	Disposals	Ending
2004	$24,228	—	—	$24,228
2005	$24,228	$2,872	—	$27,100
2006	$27,100	$3,700	—	$30,800

Amortization expense for other intangible assets was $1,524, $986, and $291 for the years ended June 30, 2006, 2005 and 2004, respectively.

Estimated amortization expense for each of the next five years is $1,597, $1,336, $1,031, $668 and $583 for fiscal years ending June 30, 2007, 2008, 2009, 2010 and 2011, respectively.

Note 5—Leases

The Company leases equipment to its customers generally pursuant to five-year or six-year non-cancelable operating leases which expire on varying dates through June 2012. At June 30, 2006, future minimum payments due from customers include, where applicable, amounts for a continuous supply of CO_2 under the budget plan, which provides bundled pricing for tank rental and CO_2. The revenue stream has been segregated in conformity with EITF 00-21 between the estimated rental of equipment and the sale of CO_2. The following table presents the separate minimum revenue streams attributable to the lease of the equipment and the sale of the CO_2:

Year Ended June 30,	Equipment	CO_2
2007	$ 30,793	$20,810
2008	25,830	17,402
2009	20,423	13,613
2010	14,316	9,599
2011	8,837	5,984
Thereafter	3,235	2,184
	$103,434	$69,592

Note 6—Long-Term Debt

Long-term debt consists of the following:

As of June 30,	2006	2005
Notes payable to banks under credit facility. Drawings at June 30, 2006 and 2005 are at a weighted average interest rate of 6.7% and 4.8%, respectively.	$35,450	$32,000
Less current maturities of long-term debt	—	—
Long-term debt, excluding current maturities	$35,450	$32,000

(A) PREVIOUS FACILITIES

On September 24, 2001, the Company entered into a $60.0 million second amended and restated revolving credit facility with a syndicate of banks ("Amended Credit Facility"). On August 25, 2003, the Company terminated the Amended Credit Facility and entered into a $50.0 million senior credit facility with a syndicate of banks (the "Senior Credit Facility"). The Senior Credit Facility initially consisted of a $30.0 million A term loan facility (the "A Term Loan"), a $10.0 million B term loan facility (the "B Term Loan"), and a $10.0 million revolving loan facility (the "Revolving Loan Facility"). On October 1, 2004, in conjunction with the Pain Enterprises, Inc. transaction, the Senior Credit Facility was amended to, among other things, increase the B Term Loan to $23.0 million and to modify certain financial covenants. The A Term Loan and Revolving Loan Facility were due to mature on August 25, 2007, while the B Term Loan was due to mature on August 25, 2008. The Company was entitled to select either Eurodollar Loans (as defined) or Base Rate Loans (as defined), plus applicable margin, for principal borrowings under the Senior Credit Facility. Applicable margin was determined by a pricing grid based on the Company's Consolidated Total Leverage Ratio (as defined). The Senior Credit Facility was collateralized by all the Company's assets. Additionally, the Company was precluded from declaring or paying any cash dividends.

The Company, on a quarterly basis, was also required to assess and meet certain affirmative and negative covenants, including but not limited to financial covenants. These financial covenants were based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would have placed the Company in default and cause the debt outstanding under the Senior Credit Facility to immediately become due and payable. The Company was in compliance with all covenants under the Senior Credit Facility as of September 30, 2003 and all subsequent quarters up to and including March 31, 2005.

(In thousands, except per share amounts)

In connection with the termination of the Amended Credit Facility, during the first quarter of fiscal 2004, the Company recognized a loss of $0.9 million from the write-off of unamortized financing costs associated with the Amended Credit Facility and recorded $2.3 million in financing costs associated with the Senior Credit Facility. Such costs were being amortized over the life of the Senior Credit Facility.

(B) CURRENT FACILITY

On May 27, 2005, the Company terminated the Senior Credit Facility and entered into a $60.0 million revolving credit facility with Bank of America, N.A. (the "2005 Credit Facility"), maturing on May 27, 2010. The Company is entitled to select either Base Rate Loans (as defined) or Eurodollar Rate Loans (as defined), plus applicable margin, for principal borrowings under the 2005 Credit Facility. Applicable margin is determined by a pricing grid, as amended in March 2006, based on the Company's Consolidated Leverage Ratio (as defined) as follows:

Pricing Level	Consolidated Leverage Ratio	Eurodollar Rate Loans	Base Rate Loans
I	Greater than or equal to 2.50x	2.000%	0.500%
II	Less than 2.50x but greater than or equal to 2.00x	1.750%	0.250%
III	Less than 2.00x but greater than or equal to 1.50x	1.500%	0.000%
IV	Less than 1.50x but greater than or equal to 0.50x	1.250%	0.000%
V	Less than 0.50x	1.000%	0.000%

Interest is payable periodically on borrowings under the 2005 Credit Facility. The 2005 Credit Facility is uncollateralized. The Company is required, on a quarterly basis, to assess and meet certain affirmative and negative covenants, including financial covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place the Company in default and cause the debt outstanding under the 2005 Credit Facility to immediately become due and payable. The Company was in compliance with all covenants under the 2005 Credit Facility as of the first assessment date on June 30, 2005 and through June 30, 2006.

In connection with the termination of the Senior Credit Facility, during the fourth quarter of fiscal 2005, the Company recognized a loss of $1.7 million from the write-off of unamortized financing costs associated with the Senior Credit Facility and recorded $0.4 million in financing costs associated with the 2005 Credit Facility. Such costs are being amortized over the life of the 2005 Credit Facility.

(C) HEDGING ACTIVITIES

Effective July 1, 2000, the Company adopted SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," as amended, which, among other things, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. For a derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded as other comprehensive income and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges (if any) are recognized in earnings.

The Company uses derivative instruments to manage exposure to interest rate risks. The Company's objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impact of this exposure. Prior to August 25, 2003, the Company was a party to an interest rate swap agreement (the "Prior Swap") with a notional amount of $12.5 million and a termination date of September 28, 2003. Under the Prior Swap, the Company paid a fixed interest rate of 5.23% per annum and received a LIBOR-based floating rate. In conjunction with the termination of the Prior Swap prior to maturity, the Company paid $0.1 million, which represented the fair value of the swap liability. The $0.1 million was reclassified from other comprehensive income and recognized as a component of the loss on early extinguishment of debt.

In order to reduce the Company's exposure to increases in Eurodollar rates, and consequently to increases in interest payments, the Company entered into an interest rate swap transaction (the "Swap") on October 2, 2003, in the amount of $20.0 million (the "Notional Amount") with an effective date of March 15, 2004 and a maturity date of September 15, 2005. Pursuant to the Swap, the Company paid a fixed interest rate of 2.12% per annum and received a Eurodollar-based floating rate. The effect of the Swap was to neutralize any changes in Eurodollar rates on the Notional Amount. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $0.2 million was recognized in the Company's statement of operations for the fiscal year ended June 30, 2004, reflecting the change in fair value of the Swap from inception to the effective date.

As of March 15, 2004, the Swap met the requirements to be designated as a cash flow hedge and was deemed a highly effective transaction. Accordingly, the Company recorded $0.2 million representing the change in fair value of the Swap from March 15, 2004 through September 15, 2005, as other comprehensive income, which was reversed upon the termination of the Swap in September 2005 and was recognized in the Company's statement of operations.

In order to reduce the Company's exposure to increases in Eurodollar rates, and consequently to increases in interest payments, the Company entered into a new interest rate swap transaction (the "2005 Swap"), comprised of two instruments ("Swap A" and "Swap B"), on September 28, 2005, with an effective date of October 3, 2005. Swap A, in the amount of $15.0 million (the "A Notional Amount"), matures on October 3, 2008 and Swap B, in the amount of $5.0 million (the "B Notional Amount"), matures on April 3, 2007. Pursuant to Swap A and Swap B, the Company pays a fixed interest rate of 4.69% and 4.64% per annum, respectively, and receives a Eurodollar-based floating rate. The effect of the 2005 Swap is to neutralize any changes in Eurodollar rates on the A Notional Amount and the B Notional Amount. The 2005 Swap meets the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction. Accordingly, changes in the fair value of Swap A and Swap B are recorded as other comprehensive income. During fiscal 2006 the Company recorded $0.3 million, representing the change in fair value of the 2005 Swap from inception through June 30, 2006, as other comprehensive income.

Note 7—Subordinated Debt

In October 1997, the Company issued $30.0 million of 12% Senior Subordinated Promissory Notes ("1997 Notes") with interest only payable semi-annually on April 30 and October 31, due October 31, 2004. On May 4, 1999, the Company sold an additional $10.0 million of 12% Senior Subordinated Promissory Notes ("1999 Notes"). Except for their October 31, 2005 maturity date, the 1999 Notes were substantially identical to the 1997 Notes. As of June 30, 2002 and at various dates in the past the Company was unable to meet certain covenants under the 1997 Notes and 1999 Notes and accordingly obtained waivers or modifications. On September 27, 2002, concurrently with the amendment to the Amended Credit Facility, certain financial covenants of the 1997 Notes and 1999 Notes were amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively. On February 7, 2003, the interest coverage ratio governing the 1997 Notes and 1999 Notes was amended for the quarter ending March 31, 2003 and prospectively.

On August 25, 2003, concurrently with the closing of the Senior Credit Facility, the Company prepaid the 1997 Notes and 1999 Notes and issued $30.0 million of its 16.3% Senior Subordinated Notes Due February 27, 2009 (the "New Notes") with interest only payable quarterly in arrears on February 28, May 31, August 31 and November 30 of each year, commencing November 30, 2003. Interest on the New Notes was 12% per annum payable in cash and 4.3% per annum payable "in kind" by adding the amount of such interest to the principal amount of the New Notes then outstanding. The weighted average effective interest rate of the New Notes, including the amortization of deferred financing costs and original issue discount, was 18.0% per annum. Ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued in connection with the New Notes. Utilizing the Black-Scholes Model, the warrants issued in connection with the New Notes were valued at $3.70 per warrant, or an aggregate value of $1.6 million. In addition, the maturity date of 665,403 existing warrants, 335,101 due to expire in 2004 and 330,302 due to expire in 2005, was extended to February 2009, resulting in additional value of $1.31 and $0.97 per warrant, respectively, or an aggregate value of $0.8 million. At the date of issuance, in accordance with APB 14, *"Accounting for Convertible Debt and Debt Issued with Purchase Warrants,"* the Company allocated proceeds of $27.7 million to the debt and $2.3 million to the warrants, with the resulting discount on the debt referred to as the Original Issue Discount. The Original Issue Discount was being amortized as interest expense over the life of the debt.

As with the Senior Credit Facility, the Company was required to meet certain affirmative and negative covenants under the New Notes, including but not limited to financial covenants. The Company was in compliance with all covenants under the New Notes as of September 30, 2003 and all subsequent quarters up to and including March 31, 2005.

In connection with the early repayment of the 1997 Notes and 1999 Notes, during the first quarter of fiscal 2004 the Company recognized a loss of $1.1 million attributable to the unamortized financing costs and original issue discount associated with the 1997 Notes and 1999 Notes, and recorded $0.6 million of financing costs and original issue discount associated with the New Notes. Such fees were being amortized over the life of the New Notes.

On April 4, 2005, the Company used $34.3 million of the net proceeds from the sale of 2,041,713 shares of common stock in an underwritten public offering in March 2005 to redeem the New Notes at 106% of the original principal amount plus accrued interest. In addition, during the quarter ended June 30, 2005, the Company recognized a loss on the early termination of debt associated with the New Notes of approximately $4.1 million, which includes the prepayment penalty, unamortized fees and the amortized portion of the original issue discount.

(In thousands, except per share amounts)

During fiscal 2004, warrants to purchase 30,831 shares of the Company's common stock issued in connection with the 1997 Notes and 1999 Notes were exercised pursuant to the cashless exercise provision contained in the warrants. In connection with the cashless exercise, warrants to purchase 50,647 shares of the Company's common stock were canceled. In addition, in fiscal 2004 warrants to purchase 75,000 shares of the Company's common stock issued in connection with the New Notes were exercised for proceeds of $659, recorded as additional paid-in-capital on the Company's balance sheet as of June 30, 2004. During fiscal 2005, warrants to purchase 893,956 shares of the Company's common stock issued in connection with the 1997 Notes, 1999 Notes and New Notes were exercised for proceeds of $743. In connection with certain cashless exercises, warrants to purchase 389,528 shares of the Company's common stock were canceled. As of June 30, 2005, no warrants issued in connection with the 1997 Notes, 1999 Notes or New Notes were outstanding.

Note 8—Redeemable Preferred Stock

In May 2000, the Company sold 5,000 shares of its Series A 8% Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), for $1,000 per share (the initial "Liquidation Preference"). Cumulative dividends were payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, were added to the Liquidation Preference. Shares of the Series A Preferred Stock were convertible into shares of common stock at any time at a conversion price of $9.28 per share. In August 2004, the holder of the Series A Preferred Stock converted its shares into 754,982 shares of common stock, and $7,007, representing the Liquidation Preference, was reclassified to common stock and additional paid-in capital on the Company's balance sheet.

In November 2001, the Company sold 2,500 shares of its Series B 8% Cumulative Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), for $1,000 per share (the initial "Liquidation Preference"). Cumulative dividends were payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, were added to the Liquidation Preference. Shares of the Series B Preferred Stock were convertible into shares of common stock at any time at a conversion price of $12.92 per share. In December 2004, the holder of the Series B Preferred Stock converted its shares into 247,420 shares of common stock, and $3,197, representing the Liquidation Preference, was reclassified to common stock and additional paid-in capital on the Company's balance sheet.

During the fiscal years ended June 30, 2005 and, 2004, the carrying amount (and Liquidation Preferences) of the Series A Preferred Stock and Series B Preferred Stock was increased by $182 and $763, respectively, for dividends accrued.

Note 9—Shareholders' Equity

(A) OFFERING

On March 30, 2005, the Company sold 2,041,713 shares of its common stock in an underwritten public offering. Based on the public offering price of $24.17 per share and after deducting underwriting discounts and commissions, net proceeds were approximately $46.6 million. On March 31, 2005, the Company reduced the outstanding principal amount of the Senior Credit Facility by $11.2 million and on April 4, 2005, the Company used approximately $34.3 million of the net proceeds from the offering to redeem all of the New Notes (see Note 7). In addition, the Company incurred $1.3 million in legal, accounting, printing and other expenses which were recorded as a reduction of additional paid-in capital.

(B) NON-QUALIFIED STOCK OPTIONS AND WARRANTS

In May 1997, the Company entered into a supply agreement with The BOC Group, Inc. ("BOC") by which BOC committed to provide the Company with 100% of its CO_2 requirements at competitive prices. In connection with this agreement, the Company granted BOC a warrant to purchase 1,000,000 shares of its common stock. The warrant was exercisable at $17 per share from May 1, 1999 to May 1, 2002 and thereafter at $20 per share until April 30, 2007. In May 2000, the Company solicited BOC to purchase 1,111,111 shares of its common stock at $9.00 per share. In connection with this purchase of common stock, the outstanding warrant was reduced to 400,000 shares, with an exercise price of $17 per share. On the date of issuance of the common stock, the closing price of the common stock on the Nasdaq National Market was $8.00 per share. During March 2005, warrants to purchase 59,329 shares of common stock were exercised pursuant to the cashless exercise provisions contained in the warrants. In connection with this cashless exercise, warrants to purchase 140,671 shares of the Company's common stock were canceled. In addition, during June 2006, warrants to purchase 66,458 shares of common stock were exercised pursuant to the cashless exercise provisions contained in the warrants. In connection with this cashless exercise, warrants to purchase 133,542 shares of the Company's common stock were canceled. No warrants granted to BOC remain outstanding as of June 30, 2006.

In January 2001, the Company granted to each non-employee director options for 10,000 shares of common stock. An aggregate of 50,000 options were granted at an exercise price of $7.82 per share. In March 2003, the Company granted to each non-employee director options for 6,000 shares of common stock, or an aggregate of 36,000 options, at an exercise price of $4.85 per share. In September 2003, the Company granted to two of its non-employee directors options for 22,000 shares of common stock, or an aggregate of 44,000 options, at an exercise price of $8.91 per share. In addition, in March 2004, the Company granted a non-employee director options for 6,000 shares of common stock at an exercise price of $16.25 per share. The exercise price for all grants is equal to the average closing price of the common stock on the Nasdaq National Market for the 20 trading days prior to the grant date. During the fiscal year ended June 30, 2006, an additional 18,000 options were granted to two non-employee directors at an exercise price of $23.14 per share. All options vest in two to five equal annual installments commencing upon issuance and have a ten-year term.

The weighted average fair value per share of options granted during the fiscal years ended June 30, 2006, 2005 and 2004 was $3.86, $0, and $2.68, respectively.

The following table summarizes transactions pursuant to non-plan director stock options:

	Options Outstanding	Weighted Average Exercise Price Per Option	Options Exercisable
Outstanding at June 30, 2003	86,000	$ 6.58	42,000
Granted	50,000	9.79	
Outstanding at June 30, 2004	136,000	7.76	78,667
Exercised	(51,333)	6.88	
Outstanding at June 30, 2005	84,667	8.29	66,001
Granted	18,000	23.14	
Outstanding at June 30, 2006	102,667	$10.90	94,667

The following table sets forth certain information as of June 30, 2006:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (000)	Options Exercisable	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (000)
$ 4.85–$10.00	78,667	6.24	$ 7.69	$1,286	78,667	6.24	$ 7.69	$1,286
$10.01–$15.00	—	—	—	—	—	—	—	—
$15.01–$20.00	6,000	7.75	16.25	47	4,000	7.75	16.25	31
$20.01–$23.14	18,000	8.45	23.14	16	12,000	8.45	23.14	11
	102,667	6.72	$10.90	$1,349	94,667	6.58	$10.01	$1,328

(C) EMPLOYEE STOCK OPTION PLANS

In 1995, the Board of Directors adopted the 1995 Stock Option Plan (the "1995 Plan"), which terminated in November 2005. Under the 1995 Plan, the Company reserved 2,400,000 shares of common stock for employees of the Company. Under the terms of the 1995 Plan, options granted were either incentive stock options or non-qualified stock options. The exercise price of incentive stock options was required to be at least equal to 100% of the fair market value of the Company's common stock at the date of the grant, and the exercise price of non-qualified stock options was not to be less than 75% of the fair market value of the Company's common stock at the date of the grant. The maximum term for all options was ten years, with outstanding options having a weighted average remaining contractual life of 6.9 years as of June 30, 2006. Options granted prior to termination of the 1995 Plan generally vest in equal annual installments from three to five years, though a limited number of grants were partially vested at the grant date. As of June 30, 2006, options to purchase 1,123,274 shares of the Company' common stock were outstanding under the 1995 Plan. In addition, in September 2005, the Board of Directors adopted the 2005 Employee Stock Option Plan (the "2005 Employee Plan"). Under the 2005 Employee Plan, the Company has reserved 250,000 shares of common stock for employees of the Company. As of June 30, 2006, no options to purchase shares of the Company's common stock were outstanding under the 2005 Employee Plan.

The weighted average fair value per share of options granted under the 1995 Plan during the fiscal years ended June 30, 2006, 2005 and 2004 was $4.83, $7.80 and $4.11, respectively.

The following table summarizes transactions pursuant to the 1995 Plan:

	Options Outstanding	Weighted Average Exercise Price Per Option	Options Exercisable
Outstanding at June 30, 2003	1,288,520	$ 9.13	640,373
Granted	379,300	15.61	
Expired or canceled	(73,288)	12.18	
Exercised	(90,009)	10.17	
Outstanding at June 30, 2004	1,504,523	10.55	865,653
Granted	290,500	25.42	
Expired or canceled	(12,713)	13.50	
Exercised	(362,408)	7.66	
Outstanding at June 30, 2005	1,419,902	14.31	921,002
Granted	8,225	25.52	
Expired or canceled	(18,174)	22.04	
Exercised	(286,679)	9.48	
Outstanding at June 30, 2006	1,123,274	$15.49	877,661

NOTES TO FINANCIAL STATEMENTS

(In thousands, except per share amounts)

The following table sets forth certain information as of June 30, 2006:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (000)	Options Exercisable	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (000)
\$ 4.49–\$10.00	313,320	5.40	\$ 7.72	\$5,113	284,645	5.27	\$ 7.66	\$4,662
\$ 10.0–\$15.00	362,918	5.94	12.71	4,112	337,568	5.82	12.56	3,875
\$15.01–\$20.00	161,989	8.00	19.29	769	115,189	8.00	19.28	548
\$20.01–\$25.00	40,000	8.94	24.01	1	20,000	8.94	24.01	1
\$25.01–\$25.67	245,047	9.01	25.67	—	120,259	9.01	25.67	—
	1,123,274	6.86	\$15.49	\$9,995	877,661	6.43	\$13.91	\$9,087

In October 2005, the Board of Directors adopted the 2005 Executive Management Stock Option Plan (the "2005 Executive Plan"). Under the 2005 Executive Plan, the Company has reserved 1,500,000 shares of common stock for executives and key managers of the Company, which may be either incentive stock options or non-qualified stock options. The exercise price of stock options is required to be at least equal to 100% of the fair market value of the Company's common stock at the date of the grant. The maximum term for all options is ten years, with outstanding options having a weighted average remaining contractual life of 9.1 years as of June 30, 2006. In addition, executive officers granted options under the initial grant in 2005 will not be eligible to receive additional options until fiscal 2008. Options granted are expected to vest over a period of one to three years based on the achievement of annual performance targets established by the Board of Directors. However, all options granted will vest over a period of not less than two fiscal years up to a maximum of five fiscal years, and any unvested options vest at the end of the five years.

During the fiscal year ended June 30, 2006, the Company granted 1,069,000 options under the 2005 Executive Plan with a weighted exercise price of \$24.49 per share and a weighted average grant date fair value per share of \$4.53.

The following summarizes the transactions pursuant to the 2005 Executive Plan:

	Options Outstanding	Weighted Average Exercise Price Per Option	Options Exercisable
Outstanding at June 30, 2005	—	\$ —	—
Granted	1,069,000	24.49	
Forfeited	(36,000)	24.00	
Outstanding at June 30, 2006	1,033,000	\$24.51	258,249

The following table sets forth certain information as of June 30, 2006:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (000)	Options Exercisable	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (000)
\$24.00–\$30.18	1,033,000	9.06	\$24.51	\$—	258,249	9.06	\$24.51	\$—

(D) NON-EMPLOYEE DIRECTORS' STOCK OPTION PLANS

In 1995, the Board of Directors adopted the Directors' Stock Option Plan (the "1995 Directors' Plan"), which was terminated in May 2005. Under the 1995 Directors' Plan, each non-employee director received options for 6,000 shares of common stock on the date of his or her first election to the Board of Directors. In addition, on the third anniversary of each director's first election to the Board of Directors, and on each three year anniversary thereafter, each non-employee director received an additional option to purchase 6,000 shares of common stock. The exercise price per share for all options granted under the 1995 Directors' Plan was equal to the fair market value of the common stock as of the date of grant. All options vest in three equal annual installments beginning on the first anniversary of the date of grant. In May 2005, the Board of Directors adopted the 2005 Non-Employee Directors' Stock Option Plan (the "2005 Directors' Plan") in which each director receives options for 20,000 shares of common stock on the date of his or her first election to the Board of Directors. In addition, each non-employee director, on each anniversary date of his or her appointment, will receive an additional option to purchase 5,000 shares of common stock under the 2005 Directors' Plan. The exercise price of all options granted under the 2005 Directors' Plan is required to be equal to the fair market value of the common stock on the date of grant. The Company has reserved 200,000 shares of common stock under the 2005 Directors' Plan.

The maximum term for all options under both plans (the "Directors' Plans") is ten years, with outstanding options having a weighted average remaining contractual life of 8.1 years as of June 30, 2006. The weighted average fair value per share of options granted under the 1995 Plan during the fiscal years ended June 30, 2006, 2005 and 2004 was $4.87, $5.94 and $3.94, respectively.

The following table summarizes transactions pursuant to the Directors' Plans:

	Options Outstanding	Weighted Average Exercise Price Per Option	Options Exercisable
Outstanding at June 30, 2003	72,000	$ 9.00	50,000
Granted	24,000	13.71	
Exercised	(12,000)	8.98	
Outstanding at June 30, 2004	84,000	10.35	60,000
Granted	6,000	22.70	
Expired or canceled	(9,981)	7.82	
Exercised	(47,019)	8.82	
Outstanding at June 30, 2005	33,000	15.53	19,000
Granted	60,000	25.77	
Outstanding at June 30, 2006	93,000	$22.14	40,000

The following table sets forth certain information as of June 30, 2006:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (000)	Options Exercisable	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (000)
$10.01–$15.00	15,000	3.60	$12.50	$173	15,000	3.60	$12.50	$173
$15.01–$20.00	12,000	7.70	15.74	100	8,000	7.70	15.74	66
$20.01–$25.00	26,000	8.79	23.04	26	12,000	8.82	23.07	12
$25.01–$30.87	40,000	9.39	27.09	—	5,000	9.04	25.37	—
	93,000	8.06	$22.14	$299	40,000	6.67	$17.95	$251

NOTES TO FINANCIAL STATEMENTS

(In thousands, except per share amounts)

(E) SHARE-BASED COMPENSATION

Prior to July 1, 2005, the Company followed the guidance of SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), which allowed an entity to continue to measure stock option compensation expense using the accounting method prescribed by APB Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25") and to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied.

In December 2004, the FASB revised SFAS 123 through the issuance of SFAS 123-R. The Company adopted SFAS 123-R effective with the fiscal quarter beginning July 1, 2005 on a "modified prospective basis," and accordingly, pro forma disclosure of net income and earnings per share, is no longer an alternative to recognition in the statement of operations.

The following table summarizes key assumptions regarding the granting of stock options. As permitted by SFAS 123 and SFAS 123-R, the fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the significant assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's common stock, and other factors. The Company uses both historical data and prospective trends to estimate option exercises and employee terminations within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted represents the period of time that options granted are expected to be outstanding; the information given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury's yield curve in effect at the time of grant.

For the Year Ended June 30,	2006	2005	2004
Weighted average of grants awarded:			
Volatility	25.0%	31.8%	33.3%
Risk free interest rate	4.3%	3.7%	3.5%
Expected dividend yield	0%	0%	0%
Expected term (in years)	2.4 years	4.0 years	3.7 years

The Company recognized $3.3 million ($2.4 million net of income taxes) in stock option compensation during the fiscal year ended June 30, 2006. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to share-based compensation prior to the adoption of SFAS 123-R effective July 1, 2005. However, no share-based compensation was recognized in the financial statements during that period pursuant to APB 25. The Company was not subject to an income tax provision, except for the alternative minimum tax, for the fiscal year ended June 30, 2004 (see Note 11). Share-based compensation for the year ended June 30, 2005, would have been $2.3 million ($1.7 million net of income taxes).

For the Year Ended June 30,	2006	2005	2004
Net income, as reported	$10,348	$25,591	$2,180
Less:			
Stock-based compensation—fair value measurement prior to adoption of SFAS 123-R	—	(1,691)	(1,272)
Net income, pro forma	10,348	23,900	908
Preferred stock dividends	—	(182)	(763)
Net income available to common shareholders—pro forma	$10,348	$23,718	$ 145
Basic income per share—reported	$ 0.67	$ 1.98	$ 0.13
Basic income per share—pro forma	$ 0.67	$ 1.85	$ 0.01
Diluted income per share—reported	$ 0.65	$ 1.79	$ 0.12
Diluted income per share—pro forma	$ 0.65	$ 1.67	$ 0.01

A summary of the Company's nonvested shares granted under the aforementioned plans as of June 30, 2006 and changes during the 12 months then ended, is presented as follows:

	Shares	Weighted Average Grant-Date Fair Value
Nonvested as of June 30, 2005	527,399	$5.76
Granted	1,155,225	4.54
Granted that vested during the period	(323,437)	3.34
Exercised that vested during the period	(223,650)	5.92
Forfeited	(54,173)	5.10
Nonvested as of June 30, 2006	1,081,364	$5.14

The aggregate intrinsic value of options exercised during the years ended June 30, 2006, 2005 and 2004 was $4.5 million, $7.2 million and $0.7 million, respectively. As of June 30, 2006, there was $4.2 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the aforementioned plans, which will be recognized over a weighted average life of 1.6 years.

Note 10—Earnings Per Share

The Company calculates earnings per share in accordance with the requirements of SFAS No. 128, *"Earnings Per Share"* ("SFAS 128"). The following table presents the Company's net income available to common shareholders and income per share, basic and diluted:

Fiscal Year Ended June 30,	2006	2005	2004
Net income	$10,348	$25,591	$ 2,180
Redeemable preferred stock dividends	—	(182)	(763)
Net income—available to common shareholders	$10,348	$25,409	$ 1,417
Weighted average outstanding shares of common stock:			
Basic	15,427	12,808	10,689
Diluted	15,997	14,295	11,822
Earnings per basic share of common stock	$ 0.67	$ 1.98	$ 0.13
Earnings per diluted share of common stock	$ 0.65	$ 1.79	$ 0.12

In August 2004, 5,000 shares of the Company's redeemable preferred stock were converted into 754,982 shares of common stock. The remaining 2,500 shares of redeemable preferred stock were converted into 247,420 shares of common stock in December 2004 (see Note 8). In accordance with SFAS 128, diluted shares of common stock in fiscal 2005 includes 209,812 common stock equivalents as if the Redeemable Preferred Stock, prior to exercise (Note 8), had been converted to shares of common stock as such conversion would have been dilutive. Accordingly, the calculation of diluted income per share for the year ended June 30, 2005 excludes redeemable preferred stock dividends.

The weighted average shares outstanding used to calculate basic and diluted earnings per share were calculated as follows:

Fiscal Year Ended June 30,	2006	2005	2004
Weighted average shares outstanding—basic	15,427,463	12,808,025	10,688,802
Outstanding options and warrants to purchase shares of common stock—remaining shares after assuming repurchase with proceeds from exercise	569,860	1,486,514	1,133,033
Weighted average shares outstanding—diluted	15,997,323	14,294,539	11,821,835

During the year ended June 30, 2006, 2005 and 2004, the Company excluded the equivalent shares listed in the table below as these options and warrants to purchase common stock were anti-dilutive. In addition, for the year ended June 30, 2004, the Company excluded the effects of the conversion of its outstanding redeemable preferred stock using the "if converted" method, as the effect would be anti-dilutive (Note 8).

The Company's redeemable preferred stock was convertible into 973,104 shares of common stock as of June 30, 2004.

The following table lists options and warrants outstanding as of the periods shown which were not included in the computation of diluted EPS because the options and warrants exercise price was greater than the average market price of the common shares:

As of June 30,	2006	2005	2004
Range of Exercise Prices			
$10.01–$15.00	—	—	112,200
$15.01–$20.00	—	—	646,779
$20.01–$25.00	—	295,000	—
$25.01–$30.87	132,000	—	—
	132,000	295,000	758,979

Note 11—Income Taxes

The Company accounts for income taxes under SFAS No. 109 *"Accounting for Income Taxes"* ("SFAS 109"). Deferred income taxes reflect the net tax effects of net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

As of June 30,	2006	2005
Deferred tax assets:		
Current		
Allowance for doubtful accounts	$ 998	$ 725
Other	133	—
Net operating loss carryforwards	7,467	6,871
	8,598	7,596
Non-current		
Intangible assets	1,298	1,407
Other	1,003	75
Net operating loss carryforwards	32,549	37,839
	34,850	39,321
Total deferred tax assets	43,448	46,917
Deferred tax liabilities:		
Non-current		
Goodwill	(3,778)	(3,217)
Fixed assets	(22,265)	(20,981)
Total deferred tax liabilities	(26,043)	(24,198)
Net deferred tax assets	$ 17,405	$ 22,719

NOTES TO FINANCIAL STATEMENTS

(In thousands, except per share amounts)

The Company's deferred tax assets include the benefit of net operating loss carryforwards incurred by the Company through the fiscal year ended June 30, 2005. While the Company attained profitability during the year ended June 30, 2004, based on the consideration of all of the available evidence including the recent history of losses, management concluded as of June 30, 2004 that it was more likely than not that all of the net deferred tax assets would not be realized. Accordingly, the Company recorded a valuation allowance equal to the net deferred tax assets at that time.

However, as of June 30, 2005, after consideration of all available positive and negative evidence, it was concluded that the deferred tax asset relating to the Company's net operating loss carryforwards will more likely than not be realized in the future. Thus, the entire valuation allowance was reversed and reported as a component of the fiscal 2005 income tax provision. In considering whether or not a valuation allowance was appropriate at June 30, 2006 and 2005, the Company considered several aspects, including, but not limited to the following items:

- Cumulative pretax book income during the three years ended June 30, 2006 and 2005.
- Both positive and negative evidence as to the Company's ability to utilize its federal net operating loss carryforwards prior to expiration, such as the projected generation of taxable income, the Company's position in the market place, existence of long-term customer contracts, and growth opportunities
- Future reversals of taxable temporary differences
- Tax planning strategies

As of June 30, 2006, the Company evaluated and will continue to evaluate whether or not its net deferred tax assets will be fully realized prior to expiration. In order to utilize the entire deferred tax asset, the Company will need to generate taxable income of approximately $111 million. Should it become more likely than not that all or a portion of the net deferred tax assets will not be realized, a valuation allowance will be recorded.

As of June 30, 2006, the Company had net operating loss carryforwards for federal income tax purposes of approximately $102 million and for state purposes in varying amounts. The federal net operating loss carryforwards expire through June 2025 as follows:

Year of Expiration	
2007–2011	$ —
2012–2016	15,047
2017–2021	59,537
Thereafter	27,233
	$101,817

If an "ownership change" for federal income tax purposes were to occur in the future, the Company's ability to use its pre-ownership federal and state net operating loss carryforwards (and certain built-in losses, if any) would be subject to an annual usage limitation, which under certain circumstances may prevent the Company from being able to utilize a portion of such loss carryforwards in future tax periods and may reduce its after-tax cash flow.

The significant components for income taxes attributable to continuing operations for the years ended June 30, 2006, 2005, and 2004 were as follows:

Years Ended June 30,	2006	2005	2004
Current			
Federal	$ 4,034	$ —	$ 63
State	931	80	79
Benefit of net operating loss carryforwards	(4,694)	—	—
Total—current	$ 271	$ 80	$142
Deferred			
Federal	$ 5,991	$(16,397)	$ —
State	1,079	(3,241)	—
Total—deferred	$ 7,070	$(19,638)	$ —
Total	$ 7,341	$(19,558)	$142

The income tax provision differs from that which would result from applying the U.S. statutory income tax rate of 35% as follows:

Tax at U.S. statutory rate	$6,191	$ 2,112	$ 813
State taxes, net of federal benefit	761	301	141
Non-deductible items	389	445	116
Change in valuation allowance	—	(22,416)	(928)
	$7,341	$(19,558)	$ 142

The change in the net deferred tax valuation allowance of $22,416 during the year ended June 30, 2005 is net of $268 tax impact of the disqualifying dispositions of incentive stock options reflected as additional paid-in capital. In addition, during the year ended June 30, 2005, the tax impact of the disqualifying dispositions of incentive stock options and exercise of non-qualified stock options reflected as additional paid-in capital was $2,812 recorded as additional paid-in capital. During the year ended June 30, 2006, the Company recorded $1,756 as additional paid-in capital representing the excess of the tax benefit associated with the disqualifying disposition of incentive stock options and exercise of non-qualified stock options over the tax deduction from compensation expense recognized for those options.

Note 12—Lease Commitments

The Company leases office equipment, trucks and warehouse/depot and office facilities under operating leases that expire at various dates through June 2012. Primarily all of the facility leases contain renewal options and escalations for real estate taxes, common charges, etc. Future minimum lease payments under non-cancelable operating leases (that have initial non-cancelable lease terms in excess of one year) are as follows:

Year Ending June 30,	
2007	$ 5,529
2008	4,694
2009	3,628
2010	2,803
2011	1,242
Thereafter	120
	$18,016

Total rental costs under non-cancelable operating leases were approximately $5,936, $5,650 and $5,377 in 2006, 2005 and 2004, respectively.

Note 13—Concentration of Credit and Business Risks

The Company's business activity is with customers located within the United States. For each of the years ended June 30, 2006, 2005 and 2004, the Company's sales to customers in the food and beverage industry were approximately 95%.

There were no customers that accounted for greater than 5% of total sales for each of the three years ended June 30, 2006, nor were there any customers that accounted for greater than 5% of total accounts receivable at June 30, 2006 or 2005.

The Company purchases new bulk CO_2 systems from the two major manufacturers of such systems. The inability of either or both of these manufacturers to deliver new systems to the Company could cause a delay in the Company's ability to fulfill the demand for its services and a possible loss of sales, which could adversely affect operating results.

Note 14—Commitments and Contingencies

In May 1997, the Company entered into an exclusive carbon dioxide supply agreement with The BOC Group, Inc. ("BOC"). The agreement ensures readily available high quality CO_2 as well as relatively stable liquid carbon dioxide prices. Pursuant to the agreement, the Company purchases virtually all of its liquid CO_2 requirements from BOC. The agreement contains annual adjustments over the prior contract year for an increase or decrease in the Producer Price Index for Chemical and Allied Products ("PPI") or the average percentage increase in the selling price of bulk merchant carbon dioxide purchased by BOC's large, multi-location beverage customers in the United States, whichever is less.

The Company is a defendant in legal actions which arise in the normal course of business. In the opinion of management, the outcome of these matters will not have a material effect on the Company's financial position or results of operations.

During August 2006, the Company settled litigation in connection with a fatality at a customer's premises on January 8, 2005 for $3.0 million, which was covered under the Company's umbrella insurance policy. Such amount is recorded in the Company's balance sheet as of June 30, 2006, in Prepaid Insurance Expense and Deposits with an offsetting liability recorded in Accrued Insurance.

Note 15—Related Party Transactions

Robert L. Frome, a Director of the Company, is a member of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP, which law firm has been retained by the Company. Fees paid by the Company to such law firm during fiscal 2006, 2005 and 2004, were $125, $631 and $117, respectively.

In connection with the Refinancing described in Note 7, 55,000 of the ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued to Craig L. Burr, then a Director of the Company, and one of the purchasers of the New Notes, an affiliate of Mr. Burr's. Such warrants were exercised in May 2004.

In connection with the Refinancing described in Note 7, 250,000 of the ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued to affiliates of J.P. Morgan Partners (BHCA), L.P., purchasers of a portion of the New Notes. In addition, the expiration date of warrants to purchase an aggregate of 665,403 shares of the Company's common stock at an exercise price of $6.65 per share previously issued to J.P. Morgan Partners (BHCA), L.P. in connection with the 1997 Notes and 1999 Notes was extended until February 27, 2009 (See Note 7). Richard D. Waters, Jr., then a Director of the Company, is an affiliate of J.P. Morgan Partners (BHCA), L.P. All such warrants were exercised in December 2004.

NOTES TO FINANCIAL STATEMENTS

(In thousands, except per share amounts)

Note 16—Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

(a) Cash and cash equivalents, accounts receivable and accounts payable and accrued expenses:
The carrying amounts approximate fair value due to the short maturity of these instruments.

(b) Long-term debt:
The fair value of the Company's long-term debt has been estimated based on the current rates offered to the Company for debt of the same remaining maturities.

The carrying amounts and fair values of the Company's financial instruments are as follows:

As of June 30,	2006	2005
Cash and cash equivalents	$ 341	$ 968
Accounts receivable	12,955	8,568
Accounts payable and accrued expenses	12,451	7,958
Long-term debt	35,450	32,000
Fair value of swap—asset	291	65

Note 17—Selected Quarterly Financial Data (unaudited)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2006	2005	2006	2005	2006	2005	2006	2005
Total revenues	$27,865	$21,881	$28,753	$24,680	$29,197	$24,611	$30,381	$26,168
Gross profit	15,202	11,921	15,872	14,049	15,593	13,383	17,046	14,318
Operating income	5,008	3,948	4,746	4,717	4,189	4,881	5,558	5,289
Net income	2,955	1,854	2,639	2,437	2,180	2,710	2,574	18,590
Earnings per share[(a)]:								
Basic	$ 0.19	$ 0.15	$ 0.17	$ 0.20	$ 0.14	$ 0.21	$ 0.17	$ 1.22
Diluted	$ 0.19	$ 0.14	$ 0.17	$ 0.18	$ 0.14	$ 0.20	$ 0.16	$ 1.16

(a) Per common share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to total year earnings per share because of differences in the average common shares outstanding during each period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
$NuCO_2$ Inc.
Stuart, Florida

We have audited the accompanying balance sheets of $NuCO_2$ Inc. as of June 30, 2006 and 2005, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of $NuCO_2$ Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 9 to the financial statements, effective July 1, 2005, the Company changed its method of accounting for stock based compensation as a result of the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment."* Also as discussed in Note 1 to the financial statements, effective July 1, 2003, the Company changed the manner in which it accounts for multiple deliverable revenue arrangements as a result of the adoption of Emerging Issues Task Force Issue No. 00-21.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 16, 2006 expressed an unqualified opinion thereon.

Margolin, Winer & Evens LLP

MARGOLIN, WINER & EVENS LLP

Garden City, New York
August 16, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors and Shareholders
$NuCO_2$ Inc.
Stuart, Florida

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that $NuCO_2$ Inc. maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that $NuCO_2$ Inc. maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, $NuCO_2$ Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of $NuCO_2$ Inc. as of June 30, 2006, and the related statements of operations, shareholders' equity and cash flows for the year then ended and our report dated August 16, 2006 expressed an unqualified opinion thereon.

Margolin, Winer & Evens LLP

MARGOLIN, WINER & EVENS LLP

Garden City, New York
August 16, 2006

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2006. In making this assessment, the Company used the criteria of the Integrated Framework adopted by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). These criteria are in the areas of control environment, risk assessment, control activities, information and communication and monitoring. The Company's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal control over financial reporting.

Based on the Company's processes and assessment, as described above, management has concluded that, as of June 30, 2006, the Company's internal control over financial reporting was effective.

Margolin, Winer & Evens LLP, the registered public accounting firm that has audited the Company's financial statements included in this annual report, has issued their attestation report on management's assessment of the Company's internal control over financial reporting, which is included herein.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the Nasdaq Global Market under the symbol "NUCO." The following table indicates the high and low sale prices for our common stock for each quarterly period during fiscal 2005 and 2006, as reported by the Nasdaq Global Market.

	High	Low
Calendar 2004		
Third Quarter	$20.58	$15.28
Fourth Quarter	25.00	18.58
Calendar 2005		
First Quarter	$26.62	$20.70
Second Quarter	27.87	22.73
Third Quarter	27.34	23.42
Fourth Quarter	28.77	21.24
Calendar 2006		
First Quarter	$32.57	$27.60
Second Quarter	32.46	23.81

At September 10, 2006, there were approximately 200 holders of record of our common stock, although there is a much larger number of beneficial owners.

We have never paid cash dividends on our common stock and we do not anticipate declaring any cash dividends on our common stock in the foreseeable future. We intend to retain all future earnings for use in the development of our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" above, as of June 30, 2006, a total of $35.5 million was outstanding under the 2005 Credit Facility with a weighted average interest rate of 6.7% per annum. Based upon $35.5 million outstanding under the 2005 Credit Facility at June 30, 2006, our annual interest cost under the 2005 Credit Facility would increase by $0.4 million for each 1% increase in Eurodollar interest rates.

In order to reduce our exposure to increases in Eurodollar rates, and consequently to increases in interest payments, we entered into an interest rate swap transaction (the "Prior Swap") on October 2, 2003, in the amount of $20.0 million (the "Prior Notional Amount") with an effective date of March 15, 2004 and a maturity date of September 15, 2005. Pursuant to the Prior Swap, we paid a fixed interest rate of 2.12% per annum and received a Eurodollar-based floating rate. The effect of the Prior Swap was to neutralize any changes in Eurodollar rates on the Prior Notional Amount. As the Prior Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Prior Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $0.2 million was recognized in our statement of operations for the fiscal year ended June 30, 2004, reflecting the change in fair value of the Prior Swap from inception to the effective date. As of March 15, 2004, the Prior Swap met the requirements to be designated as a cash flow hedge and was deemed a highly effective transaction. Accordingly, we recorded $0.2 million representing the change in fair value of the Prior Swap from March 15, 2004 through September 15, 2005, as other comprehensive income, which was reversed upon the termination of the Prior Swap in September 2005. In addition, upon termination of the Prior Swap, we reversed the unrealized loss of $0.2 million previously recognized in our statement of operations.

In order to reduce our exposure to increases in Eurodollar rates, and consequently to increases in interest payments, we entered into a new interest rate swap transaction (the "2005 Swap") comprised of two instruments ("Swap A" and "Swap B") on September 28, 2005, with an effective date of October, 3, 2005. Swap A, in the amount of $15.0 million (the "A Notional Amount"), matures on October 3, 2008 and Swap B, in the amount of $5.0 million (the "B Notional Amount"), matures on April 3, 2007. Pursuant to Swap A and Swap B, we pay a fixed interest rate of 4.69% and 4.64% per annum, respectively, and receive a Eurodollar-based floating rate. The effect of the 2005 Swap is to neutralize any changes in Eurodollar rates on the A Notional Amount and the B Notional Amount. The 2005 Swap meets the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction. Accordingly, changes in the fair value of Swap A or Swap B are recorded as other comprehensive income (loss).

THE BOARD OF DIRECTORS

MICHAEL E. DEDOMENICO
Chairman and
Chief Executive Officer
$NuCO_2$ Inc.

ROBERT L. FROME
Senior Partner
Olshan Grundman Frome
Rosenzweig & Wolosky LLP

STEVEN J. LANDWEHR

DANIEL RAYNOR
Managing General Partner
The Argentum Group

J. ROBERT VIPOND
Chief Financial Officer
Crane Co.

CHRISTOPHER WHITE
President
RDM Technologies Inc.

EXECUTIVE OFFICERS

MICHAEL E. DEDOMENICO
Chairman and
Chief Executive Officer

ROBERT R. GALVIN
Chief Financial Officer and
Executive Vice President

W. SCOTT WADE
Chief Operating Officer and
Executive Vice President

ERIC M. WECHSLER
General Counsel and Secretary

JOHN E. WILSON
Chief Customer Officer and
Executive Vice President

LEGAL COUNSEL

Olshan Grundman Frome
Rosenzweig & Wolosky LLP
New York, New York

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer &
Trust Company
New York, New York

COMMON STOCK

The Common Stock trades on the Nasdaq Global Market® under the symbol NUCO.

SHAREHOLDER INQUIRIES

For information about $NuCO_2$ Inc., including copies of Annual Reports, Form 10-K and 10-Q documents and other available information, please contact in writing:

$NuCO_2$ Inc.
Investor Relations
2800 S.E. Market Place
Stuart, Florida 34997
or via email:
investor_relations@nuco2.com

designed by curran & connors, inc. / www.curran-connors.com

NuCO2

BEVERAGE CARBONATION MADE EASY

2800 Southeast Market Place | Stuart, Florida 34997
772.221.1754 | www.nuco2.com